Exhibit 99.1

Immuron Limited ABN 80 063 114 045 Annual report for the year ended 30 June 2017

Immuron Limited ABN 80 063 114 045

Annual report - 30 June 2017

Immuron Limited

Corporate directory

Directors	Dr. Roger Aston
Independent non-executive chairman

Mr. Peter Anastasiou
Executive vice chairman

Mr. Daniel Pollock
Independent non-executive director

Mr. Stephen Anastasiou
Independent non-executive director

Prof. Ravi Savarirayan (appointed 7 April 2017)
Independent non-executive director

Secretary	Mr. Phillip Hains

Mr. Peter Vaughan

Interim Chief Executive Officer	Dr. Jerry Kanellos

Registered Office	Level 3, 62 Lygon Street
Carlton VIC 3053
Australia
Telephone: +61(0)3 9824 5254
Facsimile: +61(0)3 9822 7735

Principal Place of Business	Unit 10, 25 - 37 Chapman Street
Blackburn North VIC 3130
Australia
Telephone: +61 (0)3 9824 5254
Facsimile: +61 (0)3 9822 7735

Share Registry - Australia	Security Transfer Registrars Pty Ltd
770 Canning Highway
Applecross WA 6153
Australia
Telephone: +61 (0)8 9315 2333
Facsimile: +61 (0)8 9315 2233

Share registry - United States	Bank of New York
225 Liberty Street
New York, NY 102286
United States of America
Telephone: +1 212 495 1784

Auditor - Australia	William Buck
Level 20
181 William Street
Melbourne VIC 3000
Australia
+61 (0)3 9824 8555

Auditor - United States	Marcum LLP
1600 Market Street
32nd Floor,
Philadelphia PA 19103
United States of America
Telephone: +1 215 297 2524

Immuron Limited

Corporate directory

(continued)

Solicitors - Australia	Francis Abourizk Lightowlers (FAL)
Level 16
356 Collins Street
Melbourne VIC 3000
Australia
+61 (0)3 9642 2252

Solicitors - United States	Carter Ledyard and Milburn LLP
2 Wall Street
New York NY 10005
United States of America
Telephone: +1 212 238 8605

Bankers	National Australia Bank (NAB)
330 Collins Street
Melbourne VIC 3000
Australia

Securities exchange listings	Australian Securities Exchange (Code: IMC)
NASDAQ Exchange (Code: IMRN)

Websites	www.Immuron.com
www.travelan.com.au

Immuron Limited

30 June 2017

Dear Shareholders,

Highlights

●	Fatty liver trials are on track and top-line results expected Q4 2017 for NASH, Q4 2018 for Pediatric NAFLD and Q1 2019 for ASH

●	NASDAQ Listing raises US$6 million

●	NASDAQ Phase II Study achieves major milestones and receives new US stimulus

●	Paediatric NAFALD Phase II trial recruits first patient

●	Clostridium difficile infection trial clinical drug manufactured, ethics and regulatory approvals and site initiated

●	Travelan marketing strategy drives sales growth

●	US Department of Defence Research Collaboration expands

●	IMM-124E progresses to next study phase in acute colitis model

Fatty Liver Portfolio - Three Ongoing Phase II Programs in Clinical Development (NASH, ASH and Pediatric NAFLD)

The lead Principal Investigator for the Immuron non-alcoholic steatohepatitis (NASH) clinical study Dr Arun Sanyal, is the former President of AASLD (American Association for the Study of Liver Diseases) and current Chair of the Liver Study Section at the National Institute of Health (NIH).

The study achieved its recruitment goal of at least 120 patients this year and successfully enrolled 133 patients with biopsy proven NASH. The primary endpoint is changes in liver fat content confirmed by MRI and secondary endpoints being changes in ALT (liver enzymes). The top-line results for the study are expected to be reported by Q4 2017.

NASH is a severe form of non-alcoholic fatty liver disease (NAFLD). It affects about 16 million people annually in the United States alone, making it a prime opportunity for the pharmaceutical and biotechnology industries.

With 17.3 percent of Americans aged 15 - 19 suffering NAFLD, Immuron’s Phase I/II clinical trial with Emory University is timely. Health authorities estimate paediatric NAFLD affects five to 10 percent of the US paediatric population, with no current approved treatments.

The lead Principle Investigator for our Pediatric NAFLD study is Dr Miriam Vos, Emory University. Dr Vos specializes in the treatment of gastrointestinal disease in children as well as fatty liver disease and obesity.

Our NIH funded Phase II double blind, placebo control, randomized clinical study of IMM-124E enrolled the first patient into the study in February this year and has so far randomized over 10% of the targeted 40 patients into the study. The primary endpoint is changes in ALT (liver enzymes) following 3 months of treatment with top-line results expected in Q4 2018.

Dr Arun Sanyal is also the lead Principle Investigator of the Immuron alcoholic steatohepatitis (ASH) clinical study which is also funded by the NIH. Over 50% of the targeted 66 patients have been randomized into the study. The primary endpoint is changes in ALT (liver enzymes) with top-line results are expected in Q1 2019.

US Securities and Exchange Commission Registration

Immuron successfully completed its Initial Public Offering (IPO) on 9 June 2017. The Company, through its lead broker Joseph Gunnar & Co. LLC and Rodman & Renshaw placed 610,000 ADSs and 701,500 Warrants raising USD$6.1M before costs. The close of this raising marked a significant milestone in Immuron’s lifecycle as the Company not only secured additional funding to process its clinical portfolio and current primary clinical trial to completion, but it also gained international exposure to the much large US market.

The listing process had been an ongoing process of audit, legal and regulatory reviews for a number of months to ensure Immuron’s compliance with SEC and NASDAQ regulations.

Immuron Limited

30 June 2017

(continued)

NASH Clinical Trial Achieves Major Milestones and Receive New US Stimulus

The Company reported the results of the planned interim analysis in July this year. The primary objective of the interim analysis was to evaluate the safety of IMM-124E. The interim analysis was conducted by an Independent Committee to maintain blindness of both company and investigators as required to maintain the study integrity.

The Committee also explored the data for signals of efficacy from the primary, secondary and exploratory end points. The analysis was not powered for efficacy due to the limited sample size.

The report submitted to the Company by the Committee confirmed that there were no safety concerns or adverse events, serum biochemistry, hematology, vital signs, or physical examination findings for both treatment groups. We were very pleased to be able to report the efficacy signals on liver enzymes (ALT and AST) which demonstrated a dose related reduction in both treatment doses at 24 weeks, though not statistically different than placebo.

As these parameters inherently fluctuate over time and are significantly affected by baseline values the interim analysis committee also had scheduled to perform additional analyses on the data set to correct for these inherent variations. Comparing the Area Under Curve for the ALT/AST data over time of IMM-124E to Placebo, accounts for all the available data.

Such analysis demonstrated a significant reduction of ALT and AST over time (AUC ANCOVA analysis) compared to placebo. A dose-related effect was reported when the greatest decrease occurred in the highest dose group, with the low dose group decreasing by an intermediate amount compared with the placebo group.

The Company believes that this documented effect, together with a correlation between ALT and AST, is the proof of concept for a biological effect demonstrating decrease in liver injury.

Immuron has also advanced its world-leading IMM-124E research in NASH with two new studies at Duke University and Sanyal Biotechnology. The studies should augment the evidence of IMM-124E’s unique mechanism of action (MOA) and expected effect on NASH. The results from these studies will supplement our pre-clinical and clinical studies to date, including the anti-fibrotic effect seen in the CCl4 model and the metabolic and immunological improvements seen in both the Ob-Ob mice as well as the Company’s phase I clinical study.

The studies will attempt to generate comparable results in the two leading NASH mouse models which mimic the full clinical spectrum of human NASH, from simple steatosis to substantial fibrosis and cirrhosis. The additional preclinical studies will proceed under the leadership of two internationally renowned NASH researchers, Dr Arun Sanyal, founder of Sanyal Biotechnology, and Dr Anna-Mae Diehl, Director at the Duke University Liver Centre.

The studies are ongoing and are expected to be completed by Q4 2017.

Clostridium Difficile Infection (CDI) Trial Drug Completes Manufacturing Phase

Immuron is pursuing the biopharmaceutical research and development for an effective and safe non-antibiotic treatment of CDI which accounts for more than 450,000 patients and over 29,000 deaths per year in the United States alone. The IMM-529 drug product for the study has been manufactured and is a first-in class oral immunotherapeutic targeting the treatment of Clostridium difficile infection. IMM-529 has been shown in pre-clinical tests to be an effective treatment in all phases of the disease and success in this trial will provide encouragement to the Board and Management that the IMM-529 drug product has significant potential for continued clinical development.

The Company received approval from the Israeli Ministry of Health (MoH) and the Hadassah Medical Center Ethics Committee in August of this year to perform Immuron’s IMM-529 clinical study. Immuron has completed the site initiation and the site is open for enrolment. The first of 60 patients is scheduled to be randomized by end of September 2017. The Phase I/II randomized, double-blind, placebo-control clinical study is designed to evaluate the safety and preliminary efficacy of Immuron’s IMM-529 drug product for the treatment of CDI.

Immuron Limited

30 June 2017

(continued)

Clostridium Difficile Infection (CDI) Trial Drug Completes Manufacturing Phase (continued)

Eligible patients will be randomized, in addition to their standard of care treatment, to receive either IMM-529 or placebo three times daily for a total of 28 days which will then be followed by two months of monitoring for any recurrence of disease. The primary objective of the study is to assess IMM-529’s patient safety and tolerability, while secondary endpoints will evaluate the preliminary efficacy of the product evaluated by duration and severity of symptoms, and the rate of recurrence. Top-line results are anticipated in the fourth quarter of 2018.

The clinical study will be conducted under the leadership of Professor Yoseph Caraco, who is the head of the Clinical Pharmacology Unit at Hadassah Medical Center in Jerusalem, which specializes in early stage clinical studies. The protocol for the study was jointly developed by Immuron with Professor Caraco, Professor Allon Moses, Chairman of the Department of Clinical Microbiology and Infectious Diseases, and Professor Jacob Strahilevitz of the Department of Clinical Microbiology and Infectious Diseases at Hadassah.

Travelan Marketing Strategy Drives Sales Growth

Sales of Immuron’s flagship OTC travellers’ diarrhea treatment Travelan, enjoyed a strong 38 percent increase in sales compared to the same period last year.

May 2017 saw Travelan’s highest ever monthly sales in the US, reinforcing month-on-month revenue hikes. Much of the growth has come through our excellent partnership in the travel industry with Passport Health.

Our marketing strategy includes staff education in over 3,000 pharmacies, boosted point-of-sale advertising, closer relations with distributors and brokers, and better shelf positions.

We also sponsored a satellite symposium at the 15th Conference of the International Society of Travel Medicine (CISTM15). The symposium, on the overuse of antibiotics in travellers’ diarrhea, featured three renowned gastrointestinal experts and helped gain us exposure to more than 1,500 health professionals from 60 countries.

Collaboration with the US Department of Defence Expands

Immuron this year announced that it will expand the current scope of the cooperative research and development agreement executed in June 2016 with the Walter Reed Army Institute of Research (WRAIR), Silver Spring MD, USA. The Company also executed a cooperative research and development agreement with the Navel Medical Research Centre in August 2016. The current agreement will be expanded to include the development of three fluoroquinolone-resistant Shigella specific anti-microbial therapeutics for pre-clinical evaluation.

WRAIR will fund the evaluation of the anti-Shigella specific activity of our new antibodies, including assessing their protective capacity in established mouse and guinea pig small animal models. Joining the development program and expanding the scope of the program even further, will be the Armed Forces Research Institute of Medical Sciences (AFRIMS), headquartered in Bangkok, Thailand. AFRIMS will fund and perform the evaluation of these 3 Shigella specific therapeutics in Non-Human primate (NHP) clinical studies which results in the full clinical spectrum of the disease as seen in humans. The proposed work will be initiated once efficacy is proven in the small animal studies.

Shigella is a highly virulent pathogenic organism that can cause disease in humans at extremely low infectious doses. Exposure to as little as 10 to 100 bacteria can cause disease and therefore Shigella can spread easily from person to person. Infection in humans is characterised by the ability of Shigella to invade the mucosal epithelium, replicate intracellularly and spread intercellularly. Animal models that mimic the disease in humans are essential tools for studying Shigella pathogenesis and product efficacy.

The World Health Organisation (W.H.O.) has identified shigella as one of 12 families of bacteria that pose the greatest threat to human health. It estimates shigella causes about 165 million cases of dysentery a year, and kills more than a million people, mostly children in the developing world.

Immuron Limited

30 June 2017

(continued)

IMM-124E Progresses to Next Study Phase in Acute Colitis Model

Successful completion of stage one of the three stage IMM-124E colitis pre-clinical program has validated continuation of the research.

Conducted at the University of Zurich under the leadership of the renowned Professor Gerhard Rogler, the preclinical research data showed a beneficial biological effect of IMM-124E within the model. Professor Rogler is a leader in the field of Colitis and has authored more than 200 original peer reviewed articles.

Colitis, mostly identified with ulcerative colitis and Crohn’s disease, is a group of chronic and generally debilitating inflammatory bowel diseases affecting millions of people globally. The market for inflammatory bowel disease therapeutics could reach US$10 billion annually by 2021.

New Director Appointed

In April, we announced the appointment of Professor Ravi Savarirayan as a Director. Professor Savarirayan is a consultant clinical geneticist at the Victorian Clinical Genetics Services.

He is a certified specialist in clinical genetics and a fellow of the Royal Australasian College of Physicians who has published more than 150 peer-reviewed articles, sits on the editorial boards of four internationally distinguished medical journals and holds, or has held prominent office in several important international medical societies.

/s/ Dr. Jerry Kenellos
Dr. Jerry Kenellos
Interim Chief Executive Officer (CEO)
Immuron Limited

Melbourne
28 September 2017

Immuron Limited

Intellectual property report

30 June 2017

Intellectual property report

Immuron owns a number of patent families that have been filed to protect both the vaccine that is used to generate Immuron’s colostrum enriched with antibodies of choice, as well as methods of treating certain conditions with the resulting hyper-immune colostrum.

Immuron’s patent rights are supplemented by a comprehensive body of confidential and proprietary expertise that has been developed over many years and relates to the methods of production of the hyper-immune colostrum. These trade secrets include information relating to a low cost production system and an effective immunisation process that is approved by an independent animal ethics committee.

During the year ended 30 June 2017, Immuron continued to progress its patent portfolio and has successfully prosecuted patents to Grant, over various global jurisdictions.

A summary of the principal patent families owned by Immuron is set out in the table below:

Number	Country	Status	Expiry
Travelan: Composition and Method for the Treatment and Prevention of Enteric Bacterial Infections
2004216920	Australia	Granted	4 March 2024
0408085-8	Brazil	Pending	4 March 2024
2,517,911	Canada	Accepted	4 March 2024
201210055406.0	China	Pending	4 March 2024
EP 1605975	Europe	Pending	4 March 2024
230664 B	India	Granted	4 March 2024
542088	New Zealand	Granted	4 March 2024
9,402,902	USA	Granted	4 March 2024
8,637,025	USA	Granted	25 February 2028
Immuno-Modulating Compositions for the Treatment of Immune-Mediated Disorders
2009222965	Australia	Granted	11 March 2029
2,718,381	Canada	Pending	11 March 2029
EP 2268669	Europe	Granted	11 March 2029
587901	New Zealand	Granted	11 March 2029
13/715,371	USA	Pending	11 March 2029
Method and Apparatus for the Collection of Fluids
2,527,260	Canada	Granted	10 June 2024
2004244673	Australia	Granted	10 June 2024
544198	New Zealand	Granted	10 June 2024
Anti LPS Enriched Immunoglobulin Preparation for use in Treatment and/or Prophylaxis of a Pathologic Disorder
2010243205	Australia	Granted	27 April 2030
2760096	Canada	Pending	27 April 2030
13/265,252	USA	Pending	27 April 2030
2424890	Europe	Pending	27 April 2030
12103554.8	Hong Kong	Published	27 April 2030
315924	Israel	Pending	27 April 2030
5740390	Japan	Granted	27 April 2030
10-2011-7027634	Korea	Accepted	27 April 2030
335793	Mexico	Pending	27 April 2030
201171304	Eurasia	Pending	27 April 2030

Immuron Limited

Intellectual property report

30 June 2017

(continued)

Number	Country	Status	Expiry
Anti LPS Enriched Immunoglobulin Preparation for use in Treatment and/or Prophylaxis of a Pathologic Disorder
2011290478	Australia	Granted	27 April 2030
2808361	Canada	Pending	27 April 2030
2605791	Europe	Pending	27 April 2030
13/817,414	USA	Pending	27 April 2030
1185016	Hong Kong	Published	27 April 2030
Methods and Compositions for the Treatment and/or Prophylaxis of Clostridium Difficile Associated Disease
2014253685	Australia	Pending	17 April 2034
2,909,636	Canada	Pending	17 April 2034
2986316	Europe	Pending	17 April 2034
14/785,527	USA	Pending	17 April 2034
201480034857.3	China	Pending	17 April 2034
713233	New Zealand	Pending	17 April 2034

Immuron Limited
Directors’ report
30 June 2017

Your Directors present their report on the consolidated entity consisting of Immuron Limited and the entities it controlled at the end of, or during, the year ended 30 June 2017. Throughout the report, the consolidated entity is referred to as the Company.

Directors

The following persons held office as Directors of Immuron Limited during the financial year:

Dr. Roger Aston, Independent non-executive chairman

Mr. Peter Anastasiou, Executive vice chairman

Mr. Daniel Pollock, Independent non-executive director

Mr. Stephen Anastasiou, Independent non-executive director

Prof. Ravi Savarirayan, Independent non-executive director (appointed 7 April 2017)

The following persons held office as Key Management Personnel of Immuron Limited during the financial year with the following changes subsequent to 30 June 2017:

Dr. Jerry Kenellos, Interim Chief Executive Officer (CEO) (appointed 3 August 2017) and Chief Operating & Scientific Officer (COSO)

Mr. Thomas Liquard, Chief Executive Officer (CEO) (ceased 3 August 2017)

Principal activities

The Company’s principal activity is a product development driven biopharmaceutical Company focused on the research and development of bovine-colostrum enriched with antibodies of choice for the treatment and prevention of a range of infectious and immune modulated diseases.

Dividends

No dividends have been paid during the financial year. The Directors do not recommend that a dividend be paid in respect of the financial year (2016: $nil).

Operating and financial review

Consolidated statement of profit or loss and other comprehensive income

The reported after tax loss of $6,804,154 is after fully expensing all of the Company’s research and development expenditure and patenting costs of $4,630,674 incurred during the year.

The Company has engaged a specialised R&D Tax consultant to review the research and development expenses of the Company for financial year 2017, to ensure the maximum rebate is received under the Australian Government’s R&D Tax Incentive program. It is anticipated that the Company will receive substantial cash inflows following this review process.

The total operating revenue for the year was $1,396,197, which is an increase of 39% from financial year 2016. Gross Profit increased 5.8% to $1,058,651 compared to 2016.

Consolidated statement of financial position

At 30 June 2017 the Company’s cash position was $3,994,924 (30 June 2016: $2,290,639). The Company had trade and other receivables of $1,768,237 (30 June 2016: $4,387,772). This receivables amount includes future receivables from the Australian Government under the R&D Tax Incentive program mentioned above.

The Company entered into a short-term funding arrangement as a cash advance with Grandlodge Capital Pty Ltd, an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou, against the anticipated refund Immuron will receive from the Australian Taxation Office under the Research and Development Income Tax Concession Incentive for the Company’s eligible R&D expenditure. All drawdowns have been repaid. Please refer to Related Party disclosure note.

Immuron Limited
Directors’ report
30 June 2017

(continued)

Operating and financial review (continued)

Consolidated statement of financial position (continued)

As announced to the market on 17 February 2016, the Company secured $1,700,000 in funding with a New York-based Investment Fund. This facility is being used to fund the immediate start of the clinical phase for IMM-529 in Costridium difficile which recently completed a very successful pre-clinical program. The investment was structured in three tranches as disclosed to the market. No additional tranches or funding was received under this agreement during financial year 2017. Immuron Limited has processed all repayments based on agreed terms.

Consolidated statement of cash flows

The net operating and investing cash outflows for the year were $7,031,088 (2016: $5,158,336) which included costs associated with the Company’s further development of its research and development programs, together with significant clinical trial cost expenditure associated with the NASH and ASH clinical trials. During the financial year $1,615,043 was received from the Australian Government’s R&D tax concession refund incentives associated with eligible research and development expenditure and activities. The Company will continue to take advantage of the available Australian Government Research and Development incentives available.

Material business risks

Immuron develops therapeutics and has projects in both the commercial sales and development phases. Any investment in the development of therapeutics is considered high-risk. The Company is also subject to risks associated with the usual conduct of business and these risks, including interest rate movements, labour conditions, government policies, securities market conditions, exchange rate fluctuations, and a range of other factors which are outside the control of the Board and Management.

More specific material risks of the sector and the Company include, but are not limited to:

•	Scientific, technical and clinical - the outcome of the development of therapeutics is inherently unknown. Activities are experimental in nature so the risk of failure or delay is material. Key development activities, including clinical trials and product manufacture, are undertaken by specialist contract organisations; and there are risks in managing the quality and timelines of these activities.

•	Regulatory - products and their testing, may not be approved by, or be delayed by regulatory bodies (as was the case in Canada) whose approvals are necessary before products can be sold in market.

•	Financial - the Company currently, and since inception, does not receive sufficient income to cover operating expenses. The Company may require additional capital funding in the future, and no assurance can be given that such funding will be available, if required.

•	Intellectual Property (IP) - commercial success requires the ability to develop, obtain and maintain commercially valuable patents and, trade secrets. Gaining and maintaining the IP across multiple countries; and preventing the infringement of the Company’s exclusive rights involves management of complex legal, scientific and factual issues. The Company must also operate without infringing upon the IP of others.

•	Commercialisation - the Company relies, and intends to rely, upon corporate partners to market, and in some cases finalise development of its products, on its behalf. There are risks in establishing and maintaining these relationships, and with the manner in which partners execute on these collaborative agreements.

•	Product acceptance and competitiveness - a developed product may not be considered by key opinion leaders (eg. doctors), reimbursement authorities (eg. PBA-listing) or the end customer to be an effective alternative to products already on market, or new superior future products may be preferred.

•	Product liability - a claim or product recall would significantly impact the Company. Insurance, at an acceptable cost, may not be available or be adequate to cover liability claims if a marketed product is found to be unsafe.

•	Key personnel - the Company’s success and achievements against timelines depend on key members of its highly qualified, specialised and experienced management and scientific teams. The ability to retain and attract such personnel is important.

Immuron Limited
Directors’ report
30 June 2017

(continued)

Material business risks (continued)

•	Grant and R&D incentives - the Company may undertake R&D activities under competitive grants and be part-funded by other incentive programs (eg R&D tax credits). There is no certainty that grants or incentive programs will continue to be available to the Company, and changes in government policy may reduce their applicability.

In accordance with good business practice in the pharmaceutical industry the company’s management actively and routinely employs a variety of risk management strategies. These are broadly described in the Corporate Governance Statement.

Biotechnology companies - inherent risks

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development or may infringe intellectual property rights of other parties, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Immuron Limited are dependent on the success of their R&D projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative, taking into account these considerations.

This Report may contain forward-looking statements regarding the potential of the Company’s projects and interests and the development of the Company’s projects and interests and the development and therapeutic potential of the Company’s research and development projects. Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising drugs that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company’s research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further R&D could differ from those projected or detailed in this report.

As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the Company’s research and development program referred to in this Directors’ report and in the Company’s ‘Operations Report’ as contained in this Annual report for the year ended 30 June 2017.

Significant changes in state of affairs

During 2017 Immuron Limited successfully listed with NASDAQ. There have been no other significant changes in the nature of Immuron Limited’s principal activities during the financial year.

Event since the end of the financial year

28 July 2017 - The Company issued 399,045 fully paid ordinary shares for repayment of $75,333.35 Convertible Note Security in accordance with executed funding agreement with a New York based investment funds provider announced to the ASX on 17 February 2017.

3 August 2017 - The Company announced to the ASX the resignation of Mr Thomas Liquard and the appointment of Dr Jerry Kanellos as the interim CEO. Immuron’s Chief Operating and Scientific Officer Dr Jerry Kanellos assumed the role of Interim-Chief Executive Officer from 1 August 2017. For Dr Kanellos’ increased role at Immuron his total remuneration package has increased to $230,000 per annum. Dr Kanellos’ contract has a 30-day termination notice period.

Other than the events listed above, there have not been any other matters or circumstances in the financial statements or notes thereto, that have arisen since the end of the financial year which significantly affected, or may significantly affect, the operations of Immuron Limited the results of those operations or the state of affairs of Immuron Limited in future financial years.

Immuron Limited
Directors’ report
30 June 2017

(continued)

Business strategy, future developments and prospects

Immuron aims to create value for shareholders through a two-pronged approach. In the short and medium term Immuron sells and licenses Travelan, an over-the-counter product. Beyond the short term, Immuron is researching and developing prescription products, principally for the treatment of NASH and Clostridium difficile.

The Company continues to develop its NASH, ASH and C-Diff products. These development programs are not expected to generate revenues in the short term however, in the longer term, and pending a successful development outcome in particular the NASH and ASH clinical trials, each of these development programs could increase shareholder value by many multiples.

Environmental regulation

The Company is involved in pharmaceutical research and development. Much of which is contracted out to third parties, and it is the Directors understanding that these activities do not create any significant/material environmental impact. To the best of the Company’s knowledge, the scientific research activities undertaken by, or on behalf of, the Company are in full compliance with all prescribed environmental regulations.

Immuron Limited
Directors’ report
30 June 2017

(continued)

Information on directors

Dr Roger Aston Independent Non-Executive Chairman
Appointed to the Board	20 March 2012
Last elected by shareholders	13 November 2014
Experience and expertise

Dr. Aston has more than 20 years of experience in the pharmaceutical and biotech industries. Dr. Aston was previously the Chief Executive Officer and a Director of Mayne Pharma Group Limited.

Prior to his position at Mayne Pharma, some of his previous positions have included CEO of Peptech Limited (Australia), Director of Cambridge Antibody Technology Limited (UK), and Chairman of Bio Focus Plc (formally: Cambridge Drug Discovery Limited).

Dr. Aston was also founder and CEO of Biokine Technology Ltd (UK) prior to its acquisition by the Peptech Group. Dr. Aston was also a director of pSivida Ltd. During the past 20 years of his career, Dr. Aston has been closely involved in the development of many successful pharmaceutical and biotechnology companies.

Dr. Aston has extensive experience including negotiating global licence agreements, overseeing product registration activities with the FDA, the establishment and implementation of guidelines and operating procedures for manufacturing and clinical trials, overseeing manufacturing of human and veterinary products, private and public fund raising activities and the introduction of corporate governance procedures.

Qualifications	BSc (Hons), PhD
Directorships held in other public entities	Dr. Aston is currently a director of:

- Pharmaust Limited (ASX:PAA) - Current Executive Chairman (12 Aug 2013) - Oncosil Limited (ASX:OSL) - Non-Executive Chairman (stepped down 8 May 2017)

- Oncosil Limited (ASX:OSL) - Current Non-Executive Chairman (28 Mar 2013)

- Regeneus Limited (ASX:RGS) - Current Non-Executive Chairman (21 Sep 2012)

- Resapp Health Limited (ASX:RAP) - Current Chairman (2 Jul 2015)

Other listed directorships held during the past 3 years	Dr. Aston has been a Director of the following entities in the past 3 years:

- PolyNovo Limited (ASX:PBV) (Formally: Calzada Limited (ASX:CZD))

- 15 November 2013 to 10 September 2014

- IDT Limited (ASX:IDT) - 20 March 2012 to 20 November 2013

Committees	Chairman and Member of the Company’s Remuneration Committee; and Member of the Company’s Audit and Risk Committee.
Interests in shares and options	Shares	751,116 fully paid ordinary shares
	Options	3,282,950 options

Immuron Limited
Directors’ report
30 June 2017

(continued)

Information on directors (continued)

Mr Daniel Pollock Independent Non-Executive Director
Appointed to the Board	11 October 2012
Last elected by shareholders	25 November 2015
Experience and expertise	Mr. Pollock is a lawyer admitted in both Scotland and Australia and holding Practicing Certificates in both Jurisdictions. He is a sole practitioner in his own legal firm based in Melbourne, Australia which operates internationally and specializes in commercial law.
Mr. Pollock is Chairman of Amaero Pty Ltd, a company established to commercialise laser based additive manufacturing emerging from Monash University.
He is also Executive Director and co-owner of Great Accommodation P/L a property management business operating in Victoria.
Mr. Pollock has had historical involvement as a seed investor and Board member of a number of small unlisted companies. The most recent of these was an e-Pharmacy company where he was heavily involved in its commercial growth and ultimate sale to a large listed health services company.
Qualifications	LL.B; Dip L.P
Directorships held in other public entities	Nil
Other listed directorships held during the past 3 years	Nil
Committees	Chairman and Member of the Company’s Audit and Risk Committee; and Member of the Company’s Remuneration Committee.
Interests in shares and options	Shares	374,800 fully paid ordinary shares
	Options	1,134,800 options

Immuron Limited
Directors’ report
30 June 2017

(continued)

Information on directors (continued)

Mr Stephen Anastasiou Non-Executive Director
Appointed to the Board	28 May 2013
Last elected by shareholders	29 November 2016
Experience and expertise	Mr. Anastasiou has over 20 years’ experience in general management, marketing and strategic planning within the healthcare industry.
His breadth of experience incorporates medical diagnostics, pharmaceuticals, hospital, dental and OTC products, with companies including the international pharmaceutical company Bristol Myer Squibb.
While working with KPMG Peat Marwick as a management consultant, Mr. Anastasiou has previously led project teams in a diverse range of market development and strategic planning projects in both the public and private sector. He is also a director and shareholder of a number of unlisted private companies, covering a variety of industry sectors that include healthcare and funds management.
Mr. Anastasiou’s companies have participated in several corporate transactions involving business units and brands of multinational and Australian companies.
Qualifications	BSc (Hons), Grad. Dip MKTG, MBA
Directorships held in other public entities	Nil
Other listed directorships held during the past 3 years	Nil
Committees	Nil
Interests in shares and options	Shares	5,376,137 fully paid ordinary shares
	Options	3,247,017 options

Immuron Limited
Directors’ report
30 June 2017

(continued)

Information on directors (continued)

Mr Peter Anastasiou Executive Vice Chairman
Appointed to the Board	21 May 2015
Last elected by shareholders	25 November 2015
Experience and expertise	Mr. Anastasiou is a serial entrepreneur and investor with extensive experience in business both in Australia and overseas. Over the past 25 years, he has been credited with rebuilding a number of companies through the implementation of various corporate restructurings, acquisitions and solid financial management practices, with his most recent success being managing the restructuring of SABCO to ensure the future of this 100 year old iconic Australian company.
Mr. Anastasiou’s involvement with Immuron commenced in May 2013 following his substantial underwriting support of the Company’s Renounceable Rights Issue, which was surpassed by his further funding support of the $9.66M (before costs) capital raising in February 2014 resulting in an ownership of approx. 15% of the Company via his associated investment funds.
Mr. Anastasiou was the founding Chairman of the ACSI Group of Companies, which has owned and managed successful consumer companies such as SABCO, Britex Carpet care, Rug Doctor and Crystal Clear.
Mr. Anastasiou also has a number of philanthropic interests including being a patron of the Identity Theatre for men, a prior board member and supporter of the Indigenous Eye Health Unit at Melbourne University, a supporter of the John Fawcett Foundation in Bali, and a founding investor and Director of Melbourne Victory Football Club.
Qualifications	B.Psych
Directorships held in other public entities	Nil
Other listed directorships held during the past 3 years	Nil
Committees	Nil
Interests in shares and options	Shares	15,327,746 fully paid ordinary shares
	Options	5,158,409 options

Immuron Limited
Directors’ report
30 June 2017

(continued)

Information on directors (continued)

Prof Ravi Savarirayan Non-Executive Director
Appointed to the Board	7 April 2017
Last elected by shareholders	N/A
Experience and expertise	He is a consultant clinical geneticist at the Victorian Clinical Genetics Services since August 1999, as well as Professor and Research Group Leader (Skeletal Biology and Disease) at the Murdoch Children’s Research Institute since September 2000. Mr. Savarirayan is a founding member of the Skeletal Dysplasia Management Consortium since January 2011 and has been the Chair of the Specialist Advisory Committee in Clinical Genetics, Royal Australasian College of Physicians since February 2009 . He was president of the International Skeletal Dysplasia Society from July 2009 to June 2011 and has been an invited member of several International Working Committees on Constitutional Diseases of Bone. Mr. Savarirayan’s primary research focus is on inherited disorders of the skeleton causing short stature, arthritis and osteoporosis. He has published over 150 peer-reviewed articles, collaborating with peers from over 30 countries, and has been on the editorial board of Human Mutation since January 2009, European Journal of Human Genetics since July 2007, American Journal of Medical Genetics since December 2011 and Journal of Medical Genetics since June 2005. Mr. Savarirayan received his MBBS from the University of Adelaide in 1990 and became a fellow of the Royal Australasian College of Physicians in December 1997. He was certified as a specialist in clinical genetics from the Human Genetics Society of Australasia in 1998 and received his Doctor of Medicine from the University of Melbourne in 2004, for his thesis “Clinical and Molecular Studies in the Osteochondrodysplasias.”
Qualifications	MD (Melb.), BS, FRACP, ARCPA (Hon.)
Directorships held in other public entities	Nil
Other listed directorships held during the past 3 years	Nil
Committees	Nil
Interests in shares and options	Shares	Nil fully paid ordinary shares
	Options	1,000,000 options*

*On 22 June 201, the Company issued Professor Ravi Savarirayan, 1,000,000 unlisted options exercisable at $0.50 on or before 27 Nov 2019. These options are currently held in escrow and cannot be exercised until shareholder approval is granted.

Company secretary

Mr Phillip Hains Joint Company Secretary & Chief Financial Officer
Mr. Hains was appointed as Company Secretary on 19 April 2013.

Mr. Hains is a Chartered Accountant and specialist in the public company environment. He has served the needs of a number of public company boards of directors and related committees. He has over 20 years’ experience in providing accounting, administration, compliance and general management services. He holds a Masters of Business Administration from RMIT and a Public Practice Certificate from the Institute of Chartered Accountants of Australia.

Immuron Limited
Directors’ report
30 June 2017

(continued)

Company secretary (continued)

Mr Peter Vaughan Joint Company Secretary & Chief Financial Officer
Mr. Vaughan was appointed as Company Secretary on 19 April 2013.

Mr. Vaughan is a Chartered Accountant who has worked in the listed company environment for more than 10 years across a number of industries. He has served on and provided accounting, administration, compliance and general management services to a number of private, not-for-profit and public company boards of directors and related committees.

Chief Executive Officer

Dr Jerry Kenellos Chief Executive Officer (CEO) and Chief Operating & Scientific Officer (COSO)
Appointed as CEO	1 August 2017
Experience and expertise	Dr. Jerry Kanellos has over twenty five years’ experience in the pharmaceutical and biotechnology industry, and has held leadership roles in executive management, business development, project management, intellectual property portfolio management research and development. From 2008 until 2012, Dr. Kanellos was the Chief Operating Officer of TransBio Limited where he was responsible for the strategic identification, development and maintenance of commercial partnerships globally, along with development, management and maintenance responsibility for the intellectual property portfolio, research and development and technology transfer. Prior to this, Dr. Kanellos work for five years as a consultant to the biotechnology industry and has provided development and commercialization strategies for various bodies including academic institutes, private and publicly listed companies and government departments both national and international. He has also been involved in the establishment and management of several startup biotechnology companies. During his ten years tenure in research and development at CSL Limited, a global specialty biotherapeutics company that develops and delivers innovative biotherapies, Dr. Kanellos gained considerable experience in the international drug development process, formulation development through to pharmaceutical scale up and cGMP manufacture successfully leading the Chemistry Manufacturing and Controls (CMC) programs for the approval, manufacture and launch of several products. Dr. Kanellos holds a PhD in Medicine from the University of Melbourne.
Qualifications	PhD
Directorships held in other public entities	Nil
Other listed directorships held during the past 3 years	Nil
Interests in shares and options	Shares	Nil fully paid ordinary shares
	Options	200,000 options

Immuron Limited

Directors’ report

30 June 2017

(continued)

Meetings of directors

The numbers of meetings of the Company’s board of Directors and of each board committee held during the year ended 30 June 2017, and the numbers of meetings attended by each Director were:

	Meetings		Meetings of Committees
	of directors		Audit		Remuneration
	A	B	A	B	A	B
Dr. Roger Aston	12	12	3	3	—	—
Mr. Peter Anastasiou	12	12	—	—	—	—
Mr. Daniel Pollock	12	12	3	3	—	—
Mr. Stephen Anastasiou	12	12	—	—	—	—
Prof. Ravi Savarirayan	2	2	—	—	—	—

A = Number of meetings attended

B = Number of meetings held during the time the Director held office or was a member of the committee during the year As at the date of this report the Company had an Audit and Risk Committee and Remuneration Committee with membership of the committees as follows:

	Audit and Risk Committee	Remuneration Committee
Chairman	Mr. Daniel Pollock	Dr. Roger Aston
Members	Dr. Roger Aston	Mr. Daniel Pollock

Indemnification and Insurance of Directors and other Officers

Under the Company’s constitution:

(a) To the extent permitted by law and subject to the restrictions in section 199A and 199B of the Corporations Act 2001, the Company indemnifies every person who is or has been an officer of the Company against any liability (other than for legal costs) incurred by that person as an officer of the Company where the Company requested the officer to accept appointment as Director.

(b) To the extent permitted by law and subject to the restrictions in sections 199A and 199B of the Corporations Act 2001, the Company indemnifies every person who is or has been an officer of the Company against reasonable legal costs incurred in defending an action for a liability incurred by that person as an officer of the Company.

The Company has insured its Directors, the Company Secretaries and executive officers for the financial year ended 30 June 2017. Under the Company’s Directors’ and Officers’ Liability Insurance Policy, the Company cannot release to any third party or otherwise publish details of the nature of the liabilities insured by the policy or the amount of the premium. Accordingly, the Company relies on section 300(9) of the Corporations Act 2001 to exempt it from the requirement to disclose the nature of the liability insured against and the premium amount of the relevant policy.

The Company also has in place a Deed of Indemnity, Access and Insurance with each of the Directors. This Deed:

(i) indemnifies the Director to the extent permitted by law and the Constitution against certain liabilities and legal costs incurred by the Director as an officer of the Company and subsidiary;

(ii) requires the Company to maintain, and pay the premium for, a Directors and Officers Insurance Policy in respect of the Directors; and

(iii) provides the Director with access to particular papers and documents requested by the Director for a Permitted Purpose;

both during the time that the Director holds office and for a seven-year period after the Director ceases to be an officer of the Company and any subsidiary, on the terms and conditions contained in the Deed.

19

Immuron Limited

Directors’ report

30 June 2017

(continued)

Indemnification and Insurance of Directors and other Officers (continued)

Indemnification and Insurance of auditor

The Company has not, during or since the financial year, indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Shares Issued as a Result of the Exercise of Options

No fully paid ordinary shares were issued from the exercise of options during the year ended 30 June 2017.

Proceedings on Behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party, for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

Other Audit Services

The Company’s Auditors, William Buck, did not provide any non-audit services during the 2017 financial year.

During the year, the Company had engaged its US auditor Marcum LLP to assist with filing of the F-1 application form for listing on the NASDAQ exchange in the USA. Total fees charged for these services were AUD $470,503 (2016: $Nil). The directors are satisfied that the provision of these services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of the audit services provided means that auditor independence was not compromised.

Auditor’s Independence Declaration

The Auditors Independence Declaration as required under section 307C of the Corporations Act 2001 for the year ended 30 June 2017 has been received and can be found in the ‘Auditor’s Independence Declaration’ section of this Annual Report.

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the Directors of Immuron support and adhere to good corporate governance practices. The Company’s Corporate Governance Statement is available on the Company’s website together with the Board Skills Matrix at www.immuron.com.

Remuneration report

This Remuneration Report outlines the Director and Executive remuneration arrangements of the Company as required by the Corporations Act 2001 and its Regulations.

This report details the nature and amount of remuneration of each Director of Immuron Limited and all other Key Management Personnel.

For the purposes of this report, Key Management Personnel (KMP) are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company, directly or indirectly, including any Director (whether Executive or otherwise) of the Company.

For the purposes of this report, the term ‘executive’ encompasses the chief executive, senior executives, and secretaries of the Company. This report details the nature and amount of remuneration for each Director of Immuron Limited, and for the other Key Management Personnel.

20

Immuron Limited

Directors’ report

30 June 2017

(continued)

Remuneration report (continued)

The Directors of Immuron Limited during the year were:

Dr. Roger Aston Independent non-executive chairman

Mr. Peter Anastasiou Executive vice chairman

Mr. Daniel Pollock Independent non-executive director

Mr. Stephen Anastasiou Independent non-executive director

Prof. Ravi Savarirayan Independent non-executive director (appointed 7 April 2017)

The following persons held office as Key Management Personnel of Immuron Limited during the financial year with the following changes subsequent to 30 June 2017:

Dr. Jerry Kenellos Interim Chief Executive Officer (CEO), (appointed 3 August 2017) and Chief Operating & Scientific Officer (COSO)

Mr. Thomas Liquard Chief Executive Officer (CEO) (resigned 3 August 2017)

(a) Section A: Principles used to determine the nature and amount of Remuneration

Remuneration Policy

The Remuneration Policy ensures that Directors and Senior Management are appropriately remunerated having regard to their relevant experience, their performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate. The Remuneration Policy has been established to enable the Company to attract, motivate and retain suitably qualified Directors and Senior Management who will create value for shareholders.

Remuneration Policy versus Company Performance

The Company’s Remuneration Policy is not directly based on the Company’s earnings. The Company’s earnings have remained negative since inception due to the nature of the Company. Shareholder wealth reflects this speculative and volatile market sector. No dividends have ever been declared by the Company. The Company continues to focus on the research and development of its intellectual property portfolio with the objective of achieving key development and commercial milestones in order to add further Shareholder value.

The Company’s performance over the previous five financial years is as follows:

Financial year	Net loss ($)	Share price at year end

2017	6,804,154	$0.27
2016	5,599,004	$0.25
2015	3,447,951	$0.23*
2014	2,544,550	$0.20*
2013	3,539,117	$0.16*

* Share prices have been adjusted to reflect a 40:1 capital consolidation which was completed on 20 Nov 2014

Remuneration Committee

The Remuneration Committee of the Board of Directors of Immuron Limited is responsible for overseeing the Remuneration Policy of the Company and for recommending or making such changes to the policy as it deems appropriate.

Non-Executive Director Remuneration

Objective

The Remuneration Policy ensures that Non-Executive Directors are appropriately remunerated having regard to their relevant experience, individual performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate.

21

Immuron Limited

Directors’ report

30 June 2017

(continued)

Remuneration report (continued)

(a) Section A: Principles used to determine the nature and amount of Remuneration (continued)

Non-Executive Director Remuneration (continued)

Structure

The Company’s Constitution and the ASX Listing Rules specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a Meeting of Shareholders. An amount (not exceeding the amount approved at the Shareholders Meeting) is determined by the Board and then divided between the Non-Executive Directors as agreed. The latest determination was at the Shareholders Meeting held on 8 November 2005 when shareholders approved the aggregate maximum sum to be paid or provided as remuneration to Non-Executive Directors as a whole (other than the Managing Director, CEO and Executive Directors) for their services as $350,000 per annum.

In the year ended 30 June 2017, the Non-Executive Directors and Executive Directors were remunerated an aggregate $444,373 and $69,050, respectively per annum, including superannuation and any equity issued during the period. Equity issued to directors were approved by shareholders as consideration for additional services provided to the Company.

The manner in which the aggregate remuneration is apportioned amongst Non-Executive Directors is reviewed periodically.

The Board is responsible for reviewing its own performance. Board, and Board committee performance, is monitored on an informal basis throughout the year with a formal review conducted during the financial year.

No retirement benefits are payable other than statutory superannuation, if applicable.

Executive Director and Executive Officer Remuneration

Objective

The Remuneration Policy ensures that Executive Directors are appropriately remunerated having regard to their relevant experience, individual performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate.

Structure

The Non-Executive Directors are responsible for evaluating the performance of the Chief Executive Officer (CEO) who in turn evaluates the performance of the other Senior Executives. The evaluation process is intended to assess the Company’s business performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives.

The performance of the CEO and Senior Executives are monitored on an informal basis throughout the year and a formal evaluation is performed annually.

Fixed Remuneration

Executives’ fixed remuneration comprises salary and superannuation and is reviewed annually by the CEO, and in turn, the Remuneration Committee. This review takes into account the Executives’ experience, performance in achieving agreed objectives and market factors as appropriate.

Variable Remuneration – Short Term Incentive Scheme

All Executives are entitled to participate in the Employee Short Term Incentive Scheme which provides for executive employees to receive a combination of short term incentive (STI) as part of their total remuneration if they achieve certain performance indicators as set by the Board. The STI can be paid either by cash, or a combination of cash and the issue of equity in the Company, at the determination of the Board and Remuneration Committee.

22

Immuron Limited

Directors’ report

30 June 2017

(continued)

Remuneration report (continued)

(a) Section A: Principles used to determine the nature and amount of Remuneration (continued)

Executive Director and Executive Officer Remuneration (continued)

Variable Remuneration – Long Term Incentive Scheme

Executives may also be provided with longer-term incentives through the Company’s Executive Share Option Plan (ESOP), that was approved by shareholders at the Annual General Meeting held on 13 November 2014. The aim of the ESOP is to allow the Executives to participate in, and benefit from, the growth of the Company as a result of their efforts and to assist in motivating and retaining those key employees over the long term. Continued service is the condition attached to the vesting of the options. The Board at its discretion determines the total number of options granted to each Executive.

Voting and Comments Made at the Company’s 2016 Annual General Meeting

The Company received 99.76% of the “YES” votes on the resolution pertaining to shareholders voting on the remuneration report for the 2016 financial year. There were no specific comments raised at the Annual General Meeting or throughout the year on its remuneration practices.

(b) Section B: Details of remuneration

Details of remuneration for the year ended 30 June 2017

The remuneration for each Director and each of the other Key Management Personnel of the Company during the year ended 30 June 2017 was as follows:

2017	Short-term employee benefits			Post- employment benefits	Share based payments
	Cash salary and fees $	Cash bonus $	Non- monetary benefits $	Super- annuation $	Shares/ Options $	Total $

Directors
Dr. Roger Aston	64,375	—	—	6,116	212,400	282,891
Mr. Daniel Pollock	48,750	—	—	4,631	26,550	79,931
Mr. Stephen Anastasiou	42,500	—	—	—	26,550	69,050
Mr. Peter Anastasiou	42,500	—	—	—	26,550	69,050
Prof. Ravi Savarirayan	12,501	—	—	—	—	12,501
Total	210,626	—	—	10,747	292,050	513,423

Other key management personnel
Dr. Jerry Kenellos	160,000	—	—	15,200	28,620	203,820
Mr. Thomas Liquard	311,040	—	—	—	33,000	344,040
Total	471,040	—	—	15,200	61,620	547,860

Total	681,666	—	—	25,947	353,670	1,061,283

23

Immuron Limited

Directors’ report

30 June 2017

(continued)

Remuneration report (continued)

(b) Section B: Details of remuneration (continued)

Details of remuneration for the year ended 30 June 2016

The remuneration for each Director and each of the other Key Management Personnel of the Company during the year ended 30 June 2016 was as follows:

2016	Short-term employee benefits			Post- employment benefits	Share based payments
	Cash salary and fees $	Cash bonus $	Non- monetary benefits $	Super- annuation $	Shares/ Options* $	Total $
Directors
Dr. Roger Aston	62,500	—	—	5,938	730,125	798,563
Mr. Daniel Pollock	45,000	—	—	4,275	292,050	341,325
Mr. Stephen Anastasiou	40,000	—	—	—	292,050	332,050
Mr. Peter Anastasiou	40,000	—	—	—	292,050	332,050
Total	187,500	—	—	10,213	1,606,275	1,803,988

Other key management personnel
Dr. Jerry Kenellos	149,744	—	—	14,226	—	163,970
Mr. Thomas Liquard	287,485	—	—	—	—	287,485
Dr. Leearne Hinch	27,785	—	—	1,565	—	29,350
Total	465,014	—	—	15,791	—	480,805

Total	652,514	—	—	26,004	1,606,275	2,284,793

An adjustment of AUD$1,209,338 was made to the Total reserves balance at 30 June 2016 as compared to the previous statement lodged with ASX, as a result of a change in volatility assessment. Effectively, this resulted in an increase in Consulting, Employee and Director expense and the Loss for the period on the Statement of Profit or Loss and Other Comprehensive income. Refer to note 9(b) for more details.

Fully paid ordinary shares held

The number of shares in the Company held during the financial year by each Director and other Key Management Personnel of the Company, including their personally related parties, are set out below.

2017	Opening balance No.	Granted as compensation No.	Net change - other No.	Closing balance No.

Directors
Dr. Roger Aston	607,116	—	144,000	751,116
Mr. Daniel Pollock	319,640	—	(19,640)	300,000
Mr. Stephen Anastasiou	4,067,857	—	1,308,280	5,376,137
Mr. Peter Anastasiou	13,663,364	—	1,308,280	14,971,644
Prof. Ravi Ssavarirayan	—	—	—	—
Total	18,657,977	—	2,740,920	21,398,897

Other key management personnel
Mr. Jerry Kenellos	—	—	—	—
Mr. Thomas Liquard	—	134,694	—	134,694
Total	—	134,694	—	134,694

Total	18,657,977	134,694	2,740,920	21,533,591

24

Immuron Limited

Directors’ report

30 June 2017

(continued)

Remuneration report (continued)

(b) Section B: Details of remuneration (continued)

Fully paid ordinary shares held (continued)

Net Change - Other No: Securities acquired or disposed of on market during the period, including securities acquired via the Rights Issue from the NASDAQ Listing as announced to the market on 9 June 2017. No shares were granted to Directors or Key Management in relation to remuneration during the 2017 financial year.

Post 30 June 2017, the following directors had movement in their shareholding:

●	Mr Daniel Pollock acquired 74,800 shares on 6 September 2017. Mr Pollock currently holds 374,800 fully paid ordinary shares in Immuron Limited.

●	Mr Peter Anastasiou acquired 355,802 shares on various different acquisition dates. Mr P Anastasious currently holds 15,327,746 fully paid ordinary shares in Immuron Limited.

2016	Opening balance $	Granted as compensation $	Net change - other $	Closing balance $

Directors
Dr. Roger Aston	468,166	—	138,950	607,116
Mr. Daniel Pollock	304,640	—	15,000	319,640
Mr. Stephen Anastasiou	2,035,371	—	2,032,486	4,067,857
Mr. Peter Anastasiou	10,022,360	—	3,641,004	13,663,364
Total	(12,830,537)	—	(5,827,440)	(18,657,977)

Other key management personnel
Mr. Jerry Kenellos	—	—	—	—
Mr. Thomas Liquard	—	—	—	—
Dr. Leearne Hinch	—	—	—	—
Total	—	—	—	—

Total	12,830,537	—	5,827,440	18,657,977

Net Change - Other No: Securities acquired or disposed of on market during the period, including securities acquired via the Rights Issue as announced to the market on 5 July 2016. No shares were granted to Directors or Key Management in relation to remuneration during the 2016 financial year.

Shares and options may be granted to key management personnel under the various share based compensation plans as set out in section C of this report.

Details of shares and options provided as part of the total remuneration paid to key management personnel are set out below. When exercisable, each option is convertible into one ordinary fully paid share of Immuron Limited.

25

Immuron Limited
Directors’ report
30 June 2017
(continued)

Remuneration report (continued)

(b) Section B: Details of remuneration (continued)

Options and rights held

The number of options over ordinary shares in the Company held during the financial year by each Director of Immuron Limited and other Key Management Personnel of the Company, including their personally related parties, are set out below:

	Opening balance	Options expired or lapsed	Net change - other	Closing balance	Vested and exercisable	Unvested
2017	No.	No.	No.	No.	No.	No.

Directors
Dr. Roger Aston*	3,500,000	(500,000)	282,950	3,282,950	3,282,950	—
Mr. Daniel Pollock*	1,250,000	(250,000)	60,000	1,060,000	1,060,000	—
Mr. Stephen Anastasiou*	1,250,000	(250,000)	2,247,017	3,247,017	3,247,017	—
Mr. Peter Anastasiou*	1,000,000	—	3,726,409	4,726,409	4,726,409	—
Prof. Ravi Savarirayan**	—	—	1,000,000	1,000,000	—	1,000,000
Total	7,000,000	(1,000,000)	7,316,376	13,316,376	12,316,376	1,000,000

Other key management personnel
Mr. Thomas Liquard	—	—	—	—	—	—
Mr. Jerry Kenellos***	—	—	200,000	200,000	—	—
Total	—	—	200,000	200,000	—	—

Total	7,000,000	(1,000,000)	7,516,376	13,516,376	12,316,376	1,000,000

*Net Change - Other No: Securities acquired or disposed of on market during the period, including securities acquired via the Rights Issue from the NASDAQ Listing as announced to the market on 9 June 2017.

**On 22 June 2017, the Company issued Professor Ravi Savarirayan, a Non-Executive Director of Immuron Limited, 1,000,000 unlisted options exercisable at $0.50 on or before 27 Nov 2019. These options are currently held in escrow and cannot be exercised until shareholder approval is granted.

***Issue of Unlisted Options in lieu of cash payment under Immuron Limited ESOP.

Post 30 June 2017, the following directors had movement in their shareholding:

●	Mr Daniel Pollock acquired 74,800 options on 6 September 2017. Mr Pollock currently holds 1,134,800 options in Immuron Limited.

●	Mr Peter Anastasiou acquired 432,000 options on 18 August 2017. Mr P Anastasious currently holds 5,158,409 options in Immuron Limited.

Immuron Limited
Directors' report
30 June 2017
(continued)

Remuneration report (continued)

(b) Section B: Details of remuneration (continued)

Options and rights held (continued)

	Opening balance	Options expired or lapsed	Net change - other	Closing balance	Vested and exercisable	Unvested
2016	No.	No.	No.	No.	No.	No.

Directors
Dr. Roger Aston*	604,166	(104,166)	3,000,000	3,500,000	500,000	3,000,000
Mr. Daniel Pollock*	291,666	(41,666)	1,000,000	1,250,000	250,000	1,000,000
Mr. Stephen Anastasiou*	250,000	—	1,000,000	1,250,000	250,000	1,000,000
Mr. Peter Anastasiou**	1,666,666	(1,110,666)	444,000	1,000,000	—	1,000,000
Total	2,812,498	(1,256,498)	5,444,000	7,000,000	1,000,000	6,000,000

Other key management personnel
Mr. Thomas Liquard	—	—	—	—	—	—
Mr. Jerry Kenellos	—	—	—	—	—	—
Dr. Leearne Hinch	—	—	—	—	—	—
Total	—	—	—	—	—	—

Total	2,812,498	(1,256,498)	5,444,000	7,000,000	1,000,000	6,000,000

*Issue of Unlisted Options in lieu of cash payment for additional services as per Resolution 5A - 5D of the AGM held on 25 Nov 2015.

**Issue of Unlisted Options in lieu of cash payment for additional services as per Resolution 5A - 5D of the AGM held on 25 Nov 2015. Mr Peter Anastasiou also exercised 556,000 IMCAI Unlisted Options into Ordinary Shares at exercise price of $0.376.

Additional information in respect of options

The terms and conditions of each grant of options over ordinary fully paid shares affecting remuneration of directors and key management personnel in this financial year or future reporting years are as follows:

Number of options	Grant date	Vesting date and exercisable date	Expiry date	Exercise price	Fair value at grant date
				$	$

5,000,000	27-Nov-15	06-Aug-16	27-Nov-19	0.500	0.082
1,000,000	27-Nov-15	06-Aug-17	27-Nov-19	0.500	0.082
200,000	09-Dec-16	09-Dec-16	27-Nov-19	0.500	0.143

The above quantities and values have been adjusted to reflect a 40:1 capital consolidation which was completed on 20 Nov 2014.

On 22 June 2017, the Company issued Professor Ravi Savarirayan, a Non-Executive Director of Immuron Limited, 1,000,000 unlisted options exercisable at $0.50 on or before 27 Nov 2019. These options are currently held in escrow and cannot be exercised until shareholder approval is granted.

Options granted carry no dividend or voting rights and the value of the grant was determined in accordance with applicable Australian Accounting Standards.

Immuron Limited
Directors' report
30 June 2017
(continued)

Remuneration report (continued)

(b) Section B: Details of remuneration (continued)

Additional information in respect of options (continued)

The number of options over ordinary shares granted to and vested by directors and key management personnel as part of compensation is set out below:

	Total value of options granted during the year		Value of options exercised during the year		Value of options lapsed during the year
	$		$		$
	2017	2016	2017	2016	2017	2016

Directors:
Dr. Roger Aston	212,400	730,125	—	—	50,800	8,762
Mr. Daniel Pollock	26,550	292,050	—	—	25,400	3,505
Mr. Stephen Anastasiou	26,550	292,050	—	—	25,400	—
Mr. Peter Anastasiou	26,550	292,050	—	35,806	—	93,426
Prof. Ravi Savarirayan*	—	—	—	—	—	—
Total	292,050	1,606,275	—	35,806	101,600	105,693

Other key management personnel:
Mr. Jerry Kenellos	28,620	—	—	—	—	—
Mr. Thomas Liquard	—	—	—	—	—	—
Total	28,620	—	—	—	—	—

Total	320,670	1,606,275	—	35,806	101,600	105,693

*On 22 June 2017, the Company issued Professor Ravi Savarirayan, a Non-Executive Director of Immuron Limited, 1,000,000 unlisted options exercisable at $0.50 on or before 27 Nov 2019. These options are currently held in escrow and cannot be exercised until shareholder approval is granted.

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed remuneration		At risk - STI		At risk - LTI
	2017	2016	2017	2016	2017	2016
Directors:
Dr. Roger Aston	25%	61%	75%	39%	—	—
Mr. Daniel Pollock	67%	33%	33%	67%	—	—
Mr. Stephen Anastasiou	62%	45%	38%	55%	—	—
Mr. Peter Anastasiou	62%	45%	38%	55%	—	—
Prof. Ravi Savarirayan	100%	—	—	—	—	—

Other key management personnel:
Mr. Jerry Kenellos	86%	100%	14%	—	—	—
Mr. Thomas Liquard	90%	100%	10%	—	—	—

Loans to/from Directors and Other Key Management Personnel

The Company received a short term Loan from Grandlodge Capital Pty Ltd, part-owned and operated by Immuron Directors Peter and Stephen Anastasiou.

The short-term funding is a cash advance against the anticipated refund Immuron will receive from the Australian Taxation Office under the Research and Development Income Tax Concession Incentive for the Company's eligible R&D expenditure incurred for financial year of 2016 and 2017.

Other transactions with Directors or Other Key Management Personnel

Services rendered by Grandlodge Pty Ltd to Immuron Ltd:

Grandlodge, and its associated entities, are marketing, warehousing and distribution logistics companies. Mr David Plush is also an owner of Grandlodge, and its associated entities.

Immuron Limited
Directors’ report
30 June 2017
(continued)

Remuneration report (continued)

(b) Section B: Details of remuneration (continued)

Other transactions with Directors or Other Key Management Personnel (continued)

Services rendered by Grandlodge Pty Ltd to Immuron Ltd: (continued)

Commencing on 1st June 2013, Grandlodge was verbally contracted to provide warehousing, distribution and invoicing services for Immuron’s products for AUD$70,000 per annum. These fees will be payable in new fully paid ordinary shares in Immuron Limited at a set price of AUD$0.16 per share representing Immuron Limited’s share price at the commencement of the verbal agreement.

The shares to be issued to Grandlodge, or its associated entities, as compensation in lieu of cash payment for the services rendered under this verbal agreement have been subject to the approval of Immuron shareholders at Company shareholder meetings held over the past 18 months.

Grandlodge will also be reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the verbal agreement, unless both parties agree to an alternative method of payment.

Premises Rental services received from Wattle Laboratories Pty Ltd to Immuron Ltd:

Wattle Laboratories Pty Ltd (Wattle) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou.

Commencing on 1 January 2016, Immuron executed a 3 year Lease Agreement with Wattle whereby Immuron will lease part of their Blackburn office facilities for Immuron’s operations at an arms-length commercial rental rate of $38,940 per annum, payable in monthly installments.

Section C: Employment Contracts of Key Management Personnel

As at 30 June 2017, the following contracts are in place for Directors or Key Management Personnel:

Title	Nature of change	Notice Requirements	Termination Requirements
Dr. Jerry Kenellos	Until termination by either party.	For any reason Dr Kanellos may terminate the agreement by providing 30 days’ notice.	Pay Dr Kenellos on termination any unpaid salary, reimburse all business expenses submitted with appropriate documentation.

Section D: Additional Information

No loans have been made to any Director, any member of the Key Management Personnel, or any of their related entities, or any executive during the 2017 financial year (2016: $Nil).

This completed the Remuneration Report of Immuron Limited for 30 June 2017

Immuron Limited Corporate Governance Statement for financial year ended 30 June 2017 can be found on Immuron Limited website: www.immuron.com

This report is made in accordance with a resolution of Directors.

/s/ Dr. Roger Aston

Dr. Roger Aston

Director

Melbourne

28 September 2017

AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001 TO THE DIRECTORS OF IMMURON LIMITED

I declare that, to the best of my knowledge and belief during the year ended 30 June 2017 there have been:

—	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

—	no contraventions of any applicable code of professional conduct in relation to the audit.

/s/ William Buck

William Buck Audit (Vic) Pty Ltd

ABN 59 116 151 136

/s/ J. C. Luckins

J.C.Luckins

Director

Dated this 28th day of September, 2017

CHARTERED ACCOUNTANTS
& ADVISORS

Level 20, 181 William Street
Melbourne VIC 3000
Telephone: +61 3 9824 8555
williambuck.com

William Buck is an association of independent firms, each trading under the name of William Buck across Australia and New Zealand with affiliated offices worldwide. Liability limited by a scheme approved under Professional Standards Legislation other than for acts or omissions of financial services licensees.

Immuron Limited
Consolidated statement of profit or loss and other comprehensive income
For the year ended 30 June 2017

	Consolidated entity
	Notes	2017 $	Restated 2016 $
Revenue
Sale of goods		1,396,197	1,001,077
Total operating revenue	2	1,396,197	1,001,077

Cost of goods sold		(337,546)	(301,435)
Gross profit		1,058,651	699,642

Direct Selling Costs
Sales and marketing costs		(407,751)	(133,781)
Freight costs		(135,377)	(134,967)
Total gross profit less direct selling costs		515,523	430,894

Other income	2	1,614,373	3,008,778

Expenses
Consulting, employee and director	3	(1,689,521)	(2,840,037)
Corporate administration	3	(1,381,809)	(1,320,570)
Depreciation		(4,922)	(3,892)
Finance fee costs		(24,483)	(341,600)
Impairment of inventory		(136,494)	(4,176)
Marketing and promotion		(789,608)	(487,591)
Research and development		(4,630,674)	(3,623,961)
Travel and entertainment expenses		(276,539)	(416,849)
Loss before income tax		(6,804,154)	(5,599,004)

Income tax expense	4	—	—
Loss for the period		(6,804,154)	(5,599,004)

Other comprehensive income for the period, net of tax		40,017	8,846

Total comprehensive loss for the period		(6,764,137)	(5,590,158)
		Cents	Cents
Earnings per share for profit attributable to the ordinary equity holders of the Company:
Basic/diluted loss per share (cents)	18	(6.4)	(7.3)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Immuron Limited
Consolidated statement of financial position
As at 30 June 2017

	Consolidated entity
	Notes		2017 $	Restated 2016 $
ASSETS
Current assets
Cash and cash equivalents	5	(b)	3,994,924	2,290,639
Trade and other receivables	5	(a)	1,768,237	4,387,772
Inventories	6	(a)	2,336,127	2,056,067
Other current assets	6	(b)	168,366	74,943
Total current assets			8,267,654	8,809,421

Non-current assets
Plant and equipment			18,837	18,063
Total non-current assets			18,837	18,063

Total assets			8,286,491	8,827,484

LIABILITIES
Current liabilities
Trade and other payables	5	(c)	1,326,562	1,986,407
Borrowings	5	(d)	139,864	772,397
Other financial liabilities	5	(d)	226,000	1,128,117
Deferred revenue	6	(c)	19,139	—
Total current liabilities			1,711,565	3,886,921

Total liabilities			1,711,565	3,886,921

Net assets			6,574,926	4,940,563

EQUITY
Issued capital	7	(a)	53,632,995	45,633,354
Reserves	7	(b)	2,470,417	2,128,566
Accumulated losses			(49,528,486)	(42,821,357)

Total equity			6,574,926	4,940,563

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Immuron Limited

Consolidated statement of changes in equity

For the year ended 30 June 2017

			Attributable to owners of Immuron Limited
			Issued capital	Reserves	Accumulated losses	Total
Consolidated entity	Notes		$	$	$	$

Balance at 1 July 2015			40,335,347	548,065	(37,542,573)	3,340,839

Loss for the period			—	—	(5,599,004)	(5,599,004)
Other comprehensive income			—	8,846	—	8,846
Total comprehensive (loss) income for the period			—	8,846	(5,599,004)	(5,590,158)

Transactions with owners in their capacity as owners:
Contributions of equity, net of
transaction costs	7	(a)	1,586,629	—	—	1,586,629
Treasury shares	7	(a)	(800,000)	—	—	(800,000)
Shares to be issued			4,511,378	—	—	4,511,378
Options issued/expensed	7	(b)	—	1,891,875	—	1,891,875
Lapse or exercise of share options	7	(b)	—	(320,220)	320,220	—
			5,298,007	1,571,655	320,220	7,189,882

Balance at 30 June 2016 (Restated)			45,633,354	2,128,566	(42,821,357)	4,940,563

Balance at 1 July 2016 (Restated)			45,633,354	2,128,566	(42,821,357)	4,940,563

Loss for the period			—	—	(6,804,154)	(6,804,154)
Other comprehensive income			—	40,017	—	40,017
Total comprehensive (loss) income for the period			—	40,017	(6,804,154)	(6,764,137)

Transactions with owners in their capacity as owners:
Contributions of equity, net of
transaction costs	7	(a)	7,927,766	—	—	7,927,766
Options and warrants issued/expensed	7	(b)	—	470,734	—	470,734
Lapse or exercise of share options	7	(b)	71,875	(168,900)	97,025	—
			7,999,641	301,834	97,025	8,398,500

Balance at 30 June 2017			53,632,995	2,470,417	(49,528,486)	6,574,926

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immuron Limited

Consolidated statement of cash flows

For the year ended 30 June 2017

			Consolidated entity
			2017	Restated 2016
	Notes		$	$

Cash flows from operating activities
Receipts from customers			1,413,676	1,114,596
Payments to suppliers and employees			(9,971,142)	(7,710,997)
Interest received			8,386	12,165
Other - R&D tax concession refund and other government grants			1,615,043	1,469,763
Interest and other costs of finance paid			(97,051)	(43,863)
Net cash used in operating activities	8	(a)	(7,031,088)	(5,158,336)

Cash flows from investing activities
Payments for property, plant and equipment			(5,696)	(2,441)
Net cash used from investing activities			(5,696)	(2,441)

Cash flows from financing activities
Proceeds from issues of shares and other equity securities			12,525,067	2,482,861
Proceeds from borrowings			500,000	2,950,000
Repayment of borrowings			(2,191,593)	(1,077,220)
Capital raising cost			(2,132,422)	(20,299)
Net cash provided from financing activities			8,701,052	4,335,342

Net increase (decrease) in cash and cash equivalents			1,664,268	(825,435)
Cash and cash equivalents at the beginning of the financial year			2,290,639	3,116,074
Effects of exchange rate changes on cash and cash equivalents			40,017	—
Cash and cash equivalents at end of period	5	(b)	3,994,924	2,290,639

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immuron Limited

Notes to the consolidated financial statements

30 June 2017

1	Segment information

(a)	Description of segments and principal activities

The entity has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

The executive management team considers the business from both a product and a geographic perspective and has identified three reportable segments.

Research and Development (R&D): Income and expenses directly attributable to the Company’s research and development projects performed in Australia, Israel and United States.

HyperImmune Products: Income and expenses directly attributable to Travelan activities which occur in Australia, New Zealand, US and Canada. In 2017, the Company earned 64%, 10% and 26% of its revenues from customers located in Australia, Canada and US, respectively. In 2016, the Company earned 78%, 4% and 18% of its revenues from customers located in Australia, Canada and US, respectively.

Corporate: Other items of income and expenses not directly attributable to R&D or HyperImmune Products segment are disclosed as corporate costs. Corporate activities primarily occur within Australia. This segment includes interest expenses from financing activities and depreciation.

(b)	Segment results

	Research & Development	HyperImmune Products	Corporate	Total
Consolidated entity 2017
	$	$	$	$

Segment revenue & other income
Revenue from external customers	—	1,396,197	—	1,396,197
R&D tax concession refund	1,575,315	—	—	1,575,315
Interest income	—	—	8,386	8,386
Other income	25,000	5,672	—	30,672
Total Segment revenue & other income	1,600,315	1,401,869	8,386	3,010,570

Segment expenses
Depreciation	—	—	(4,922)	(4,922)
Finance fee costs	—	—	(24,483)	(24,483)
Share-based payments	(188,481)	—	(334,184)	(522,665)
Other operating expenses	(4,805,874)	(1,017,169)	(3,439,611)	(9,262,654)
Total segment expenses	(4,994,355)	(1,017,169)	(3,803,200)	(9,814,724)

Income tax expense	—	—	—	—
(Loss)/profit for the year	(3,394,040)	384,700	(3,794,814)	(6,804,154)

Assets
Segment assets	1,498,112	2,585,755	4,202,624	8,286,491
Total assets	1,498,112	2,585,755	4,202,624	8,286,491

Liabilities
Segment liabilities	(514,326)	(330,218)	(867,021)	(1,711,565)
Total liabilities	(514,326)	(330,218)	(867,021)	(1,711,565)

Immuron Limited

Notes to the consolidated financial statements

30 June 2017

(continued)

1	Segment information (continued)

(b)	Segment results (continued)

	Research & Development	HyperImmune Products	Corporate	Total
Consolidated entity 2016 Restated
	$	$	$	$

Segment revenue & other income
Revenue from external customers	—	1,001,077	—	1,001,077
R&D tax concession refund	2,982,603	—	—	2,982,603
Interest income	—	—	12,165	12,165
Other income	—	10,200	3,810	14,010
Total Segment revenue & other income	2,982,603	1,011,277	15,975	4,009,855

Segment expenses
Depreciation	—	—	(3,892)	(3,892)
Finance fee costs	—	—	(156,000)	(156,000)
Share-based payments	—	—	(2,079,375)	(2,079,375)
Other operating expenses	(3,623,961)	(570,183)	(3,175,448)	(7,369,592)
Total segment expenses	(3,623,961)	(570,183)	(5,414,715)	(9,608,859)

Income tax expense	—	—	—	—
(Loss)/profit for the year	(641,358)	441,094	(5,398,740)	(5,599,004)

Assets
Segment assets	1,512,840	2,318,860	4,995,784	8,827,484
Total assets	1,512,840	2,318,860	4,995,784	8,827,484

Liabilities
Segment liabilities	(769,434)	(538,806)	(2,578,681)	(3,886,921)
Total liabilities	(769,434)	(538,806)	(2,578,681)	(3,886,921)

Information on major customers:

During the year ended 30 June 2017 and 2016, the Company had the following major customers (and their respective contribution to the Company’s total revenue):

	Consolidated entity
	2017%	2016%

Customer A	13	16
Customer B	34	43
Customer C	15	22
Customer D*	15	—
Customer E	10	—
Customer F*	—	—

*Less than 10% of revenue for the respective year.

No other single customers contributed 10% to the Company’s revenue for the periods.

Immuron Limited

Notes to the consolidated financial statements

30 June 2017

(continued)

2	Revenue and other income

	Consolidated entity
	2017	2016
	$	$

Revenue from operating activities
Sale of goods	1,396,197	1,001,077
Total revenue from operating activities	1,396,197	1,001,077

Other income
Interest income	8,386	12,165
R&D tax concession refund	1,575,315	2,982,603
Other income	30,672	14,010
Total other income	1,614,373	3,008,778

3	Expenses

	Consolidated entity
	2017	Restated 2016
	$	$

Consulting, employee and director
Consulting expenses	—	46,775
Wages and salaries expenses	905,819	956,737
Superannuation and other employee related expenses	39,664	32,537
Director expenses	221,373	197,713
Share- based payments	522,665	1,606,275
Total consulting, employee and director expenses	1,689,521	2,840,037

Corporate administration
Audit and accounting fees	146,007	62,825
Insurances	150,502	100,609
Foreign exchange (gain) / losses	238,985	217,904
Corporate administration costs	846,315	939,232
Total corporate administration expenses	1,381,809	1,320,570

4	Income tax expense

(a)	Numerical reconciliation of income tax expense to prima facie tax payable

The Company has estimated total tax losses of $34,759,770 (2016: $27,955,616), representing a Deferred Tax Asset of $9,558,937 at 27.5% (2016: $8,386,685 at 30%) that has not been recognised in the Financial Statements.

Immuron Limited

Notes to the consolidated financial statements

30 June 2017

(continued)

5	Financial assets and financial liabilities

(a)	Trade and other receivables

			Consolidated entity
			2017	2016
	Notes		$	$

Trade receivables			270,125	154,217
Subscription receivables	5	(a)(i)	—	2,612,139
Accrued income	5	(a)(ii)	1,498,112	1,621,416
			1,768,237	4,387,772

All trade and other receivables are non-interest bearings. For further detail please refer to Note 10.

(i)	Subscription receivables

Represents uncleared funds from the capital raising as at 30 June 2016. Funds received 7 July 2016 upon the issuance of shares.

(ii)	Accrued income

Primarily comprises of receivables from the Australian Tax Office in relation to R&D tax concession for the year.

(b)	Cash and cash equivalents

	Consolidated entity
	2017	2016
	$	$

Current assets
Cash at bank and in hand	3,994,924	2,290,639
	3,994,924	2,290,639

The interest rates on cash at bank at 30 June 2017 was 1% (2016: between 0.95% to 0.03%)

(c)	Trade and other payables

	Consolidated entity
	2017	2016
	$	$

Current liabilities
Trade payables	699,530	1,517,255
Accrued expenses	568,988	417,090
Other payables	58,044	52,062
	1,326,562	1,986,407

Immuron Limited

Notes to the consolidated financial statements

30 June 2017

(continued)

5	Financial assets and financial liabilities (continued)

(d)	Other financial liabilities

	Consolidated entity
	2017	2016
	$	$

Secured
Borrowings	139,864	772,397
Total Borrowings	139,864	772,397

Convertible notes	226,000	1,128,117
Total Convertible Note	226,000	1,128,117

Total borrowings	365,864	1,900,514

(i)	Convertible note

On 17 February 2016, the Company secured AUD$1,700,000 in funding with a New York-based Investment Fund. The facility was being used to fund the immediate start of the clinical phase for IMM-529 in Clostridium difficile.

The investment was structured in 3 tranches with a mix of equity financing and convertible securities:

●	Tranche #1 - AUD$100,000 private placement of securities plus a AUD$600,000 repayable Convertible Note with AUD$78,000 finance charge;

●	Tranche #2 - 45 days after issuance of the tranche 1, the Company has the right to call a second Tranche as per Tranche 1 terms.

●	Tranche #3 - by mutual consent, AUD$339,000 Face Value repayable Convertible Note issued on same terms as Tranche 1 and 2. Tranche #3 has not been issued as of the issuance date of the consolidated financial statements.

The Convertible Notes are repayable monthly over an 18 month period with each repayment to be settled at Immuron’s discretion by:

●	the issuance of new shares at a 10% discount to a 5 Day Volume Weighted Average Price (VWAP) over the 20 trading days immediately prior to a repayment due date; or

●	cash repayment plus a 2.5% premium to the repayment amount.

Immuron repaid AUD$902,117 in cash during the 2017 financial year.

Immuron Limited

Notes to the consolidated financial statements

30 June 2017

(continued)

6	Non-financial assets and liabilities

(a)	Inventories

	Consolidated entity
	2017	2016
	$	$

Current assets
Raw materials	1,793,882	1,259,445
Work in progress	48,425	121,513
Finished goods	357,478	269,156
Prepaid inventory	136,342	405,953
	2,336,127	2,056,067

As certain raw materials held by the Company at 30 June 2017 may approach their expiration date for clinical use in the future, management has alternative options to utilise these inventories for R&D, or sale as non-clinical products.

There was a $136,494 impairment of inventories recognised during financial year 2017 (2016: $4,176) for stock obsolescence in the Statement of Profit or Loss and Other Comprehensive Income.

(b)	Other non-financial assets

	Consolidated entity
	2017	2016
	$	$

Current assets
Prepayments	168,366	74,943
	168,366	74,943

(c)	Other non-financial liabilities

	Consolidated entity
	2017	2016
	$	$

Deferred revenue	19,139	—

(i)	Deferred revenue

This amount represents amounts billed by the Company for undelivered goods.

Immuron Limited

Notes to the consolidated financial statements

30 June 2017

(continued)

7	Equity

(a)	Contributed equity

	2017	2016	2017	2016
	Shares	Shares	$	$

Ordinary shares
Ordinary shares - fully paid	130,041,417	80,099,646	53,632,995	45,633,354
Total share capital	130,041,417	80,099,646	53,632,995	45,633,354

(i)	Movements in ordinary share:

	Notes	Number of shares	$

Opening balance 1 July 2015		74,964,232	40,335,347
Share issued during the year		5,135,414	1,721,789
Shares to be issued		—	4,511,378
Treasury shares*		—	(800,000)
Transactions costs		—	(135,160)
Balance 30 June 2016		80,099,646	45,633,354
Share issued during the year		49,941,771	9,965,323
Transactions costs		—	(2,037,557)
Exercise of options - transfer from reserve		—	71,875
Balance 30 June 2017		130,041,417	53,632,995

*An adjustment was made in relation to the treasury shares which resulted in a decrease of AUD$800,000 in Non-current assets and Equity as compared to the previous statement lodged with ASX.

During the year ended 30 June 2017, the Company issued the following ordinary shares:

		No.	Issue price	Total value
Date	Details		$	$
7 July 2016	Right issue*	18,045,512	—	—
7 July 2016	Right issue	3,275,466	0.250	818,867
29 September 2016	Right issue to oversubscribes and private placement	3,968,916	0.250	992,229
2 December 2016	Shares under ESOP – for 6 months service (vesting monthly)	251,877	0.245	61,710
9 June 2017	Shares issued on NASDAQ (equivalent to 610,000 ADSs)**	24,400,000	0.332	8,092,517
		49,941,771		9,965,323

*As at 30 June 2016, the Company was committed to issue 18,045,512 of ordinary shares in relation to the $4,511,378 received in capital raising. These shares were subsequently issued to respective holders on 7 July 2016. 2,418,129 of these new fully paid ordinary shares were issued to Grandlodge on the same terms and conditions as all other subscribers.

**Grandlodge participated in the NASDAQ IPO and acquired 32,707 ADRs and 32,707 warrants over ADRs (1 ADR is equal to 40 ordinary shares).

Immuron Limited

Notes to the consolidated financial statements

30 June 2017

(continued)

7       Equity (continued)

(a)    Contributed equity (continued)

During the year ended 30 June 2016 the Company issued the following ordinary shares:

Date	Details	No.	Issue price $	Total value $
18 September 2015	Exercise of IMCAI Unlisted Options	218,750	0.376	82,250
30 September 2015	Exercise of IMCAI Unlisted Options Exercise of IMCAI Unlisted Options by	93,750	0.376	35,250
19 October 2015	Grandlodge	556,000	0.376	209,056
13 November 2015	Exercise of IMCAI Unlisted Options Issue of Shares in lieu of cash payment for services as per Resolution 4 of the Annual General	41,666	0.376	15,667
27 November 2015	Meeting (AGM) held on 25 Nov 2015 Issue in accordance with executed funding agreement with a New York based Investment fund provider announced to the ASX on 17 Feb	546,875	0.160	87,500
24 February 2016	2016 Issue of fully paid escrow shares as security for any repayment default of the Convertible Loan in accordance with executed funding agreement with a New York based Investment fund provider and announced to the ASX	294,118	0.340	100,000
24 February 2016	on 17 Feb 2016 Issue in accordance with executed funding agreement with a New York based Investment fund provider announced to the ASX on 17 Feb	2,000,000	0.400	800,000
13 April 2016	2016 First repayment of Convertible Note Security in accordance with executed funding agreement with a New York based investment fund provider announced to the ASX on 17 Feb	326,797	0.306	100,000
18 April 2016	2016	241,764	0.312	75,333
16 May 2016	Exercise of IMCAI Unlisted Options Second repayment of Convertible Note Security in accordance with executed funding agreement with a New York based investment fund provider announced to the ASX on 17	150,000	0.276	41,400
16 May 2016	Feb 2016 Issue of Shares in lieu of cash	265,694	0.284	75,333
31 May 2016	payment for services received Shares to be Issued from Capital	400,000	0.250	100,000
30 June 2016	Raising as at 30 June 2016			4,511,378
		5,135,414		6,233,167

The value of all share based payments of stock is per the terms of an underlying agreement or based on the fair value of the stock on the date of the transaction.

(ii) Ordinary shares

Ordinary shares have nil par value. They entitle the holder to participate in dividends, and to share in the proceeds of winding up the Company in proportion to the number of and amounts paid on the shares held.

42

Immuron Limited

Notes to the consolidated financial statements

30 June 2017

(continued)

7       Equity (continued)

(a)    Contributed equity (continued)

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b)    Other reserves

The following table shows a breakdown of the Statement of Financial Position line item ‘other reserves’ and the movements in these reserves during the year. A description of the nature and purpose of each reserve is provided below the table.

	Options over fully paid ordinary shares
Consolidated entity	Notes	No. of options	Amount $	Foreign currency translation reserve $	Total $

Balance at 1 July 2015		7,188,676	560,646	(12,581)	548,065
Options issued during the year	16	7,425,532	285,600	—	285,600
Options exercised during the year		(1,060,166)	(71,875)	—	(71,875)
Expense of vested options		—	1,606,275	—	1,606,275
Lapse of unexercised options		(3,616,413)	(248,345)	—	(248,345)
Other comprehensive income for the period		—	—	8,846	8,846
At 30 June 2016 Restated		9,937,629	2,132,301	(3,735)	2,128,566

Balance at 1 July 2016	9,937,629	2,132,301	(3,735)	2,128,566
Options/warrants issued during the year	56,002,894	136,784	—	136,784
Expense of vested options	—	333,950	—	333,950
Lapse of unexercised options	(2,250,000)	(168,900)	—	(168,900)
Other comprehensive income for the period	—	—	40,017	40,017
At 30 June 2017	63,690,523	2,434,135	36,282	2,470,417

An adjustment of AUD$1,209,338 was made to the total reserves balance at 30 June 2016 as compared to the previous statement lodged with ASX, as a result of a change in volatility assessment. Effectively, this resulted in an increase in Consulting, Employee and Director Fees expenses and the Loss for the period on the Statement of Profit or Loss and Other Comprehensive income. Refer to note 9(b) for more details.

43

Immuron Limited

Notes to the consolidated financial statements

30 June 2017

(continued)

7       Equity (continued)

(b)    Other reserves (continued)

During the year ended 30 June 2017, the Company issued the following options:

Date	Details	No.	Issue price*	Total value
			$	$
7 July 2016	Right issue**	18,045,512	—	—
7 July 2016	Right issue	3,275,466	—	—
	Right issue to oversubscribes and
29 September 2016	private placement	3,968,916	—	—
9 December 2016	Unlisted options in lieu of services	200,000	0.143	28,620
	Options issued to cover equivalent of
	610,000 warrants on issue with
9 June 2017	NASDAQ	24,400,000	0.00033	8,101
	Options to be issued to cover
	equivalent of 35,075 warrants with
9 June 2017	NASDAQ	1,403,000	0.00033	463
	Options issued to cover equivalent of
	91,500 warrants on issue with
13 June 2017	NASDAQ	3,660,000	0.00033	1,215
22 June 2017	Unlisted options in lieu of services	1,050,000	0.094	98,385
		56,002,894		136,784

*Issue price has been rounded for presentation of this report.

**As at 30 June 2016, the Company was committed to issue 18,045,512 options in relation to the $4,511,378 received in capital raising. These options were subsequently issued to respective holders on 7 July 2016. 2,418,129 of these options were issued to Grandlodge on the same terms and conditions as all other subscribers.

On 22 June 2017, the Company issued Professor Ravi Savarirayan, a Non-Executive Director of Immuron Limited, 1,000,000 unlisted options exercisable at $0.50 on or before 27 Nov 2019. These options are currently held in escrow and cannot be exercised until shareholder approval is granted.

During the year ended 30 June 2016 the Company issued the following options:

Date	Details	No.	Issue price $	Restated Total value $
	Issue of Unlisted Options in lieu of cash payment for additional services as per Resolution 5A - 5D of the AGM
27 November 2015	held on 25 Nov 2015 Issue in accordance with executed funding agreement with a New York based Investment fund provider announced to the ASX on 17 Feb	6,000,000	—	1,606,275
18 February 2016	2016 Issue of Unlisted Options in lieu of	1,000,000	0.186	185,600
31 May 2016	cash payment for services received	425,532	0.235	100,000
		7,425,532		1,891,875

44

Immuron Limited

Notes to the consolidated financial statements

30 June 2017

(continued)

8 Cash flow information

(a) Reconciliation of profit after income tax to net cash inflow from operating activities

	Consolidated entity
	2017 $	2016 $

Profit for the period	(6,804,154)	(5,599,004)
Adjustment for
Add depreciation expense	4,922	3,892
Add back share based payments expense	522,665	1,891,875
Add back equity issued for non-cash consideration	—	187,500
Add change in fair value and interest accrued on borrowings	8,561	178,401
Change in operating assets and liabilities:
(Increase) in trade debtors and bills of exchange	7,396	(1,553,767)
(Increase) in inventories	(280,060)	(909,800)
(Increase) decrease in other operating assets	69,034	(30,015)
(Decrease) increase in trade creditors	(559,452)	672,582
Net cash inflow (outflow) from operating activities	(7,031,088)	(5,158,336)

(b) Non-cash financing and investing activities

See Note 7 for details on the uncleared funds of $2,612,139 from capital raising as at 30 June 2016.

An amount of $162,457 of financed insurance policies and amounts in Accounts Payable as at 30 June 2017 have been charged as transactions costs.

An amount of $114,861 of capital raising costs were recognised as expenses but remained unpaid during the period as at 30 June 2016.

See Note 16 for details regarding issues of options to employees and for details surrounding the issue of shares to suppliers.

9 Critical estimates, judgements and errors

Management evaluates estimates and judgments incorporated into the financial statements based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events are based on current trends and economic data, obtained both externally and within the group.

(a) Significant estimates and judgements

●	Share-based Payments:

The value attributed to share options and remunerations shares issued is an estimate calculated using an appropriate mathematical formula based on an option pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value of volatility of the price of the underlying shares. Refer to note 16 for more details.

●	Impairment of Inventories:

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and in particular the shelf life of inventories that affects obsolescence.

Immuron Limited

Notes to the consolidated financial statements

30 June 2017

(continued)

9     Critical estimates, judgements and errors (continued)

(b)   Previously issued Financial Statements

Reclassification

Subsequent to the issue of the financial statements for the period ended 30 June 2016, for the purpose of the US NASDAQ filing process, management reviewed and re-assessed it’s estimates surrounding the accounting treatment applied to the valuation of Unlisted Options issued in lieu of cash payment during the FY2016 financial year for additional services as per Resolution 5A-5D of the AGM held on 25 Nov 2015.

The financial statements for the 30 June 2016 valued the Unlisted Options using the recommended and accepted Black-Scholes methodology for determining the fair value of the options in accordance with AASB 2 - Share Based Payments. The Company re-assessed the underlying assumptions and estimates surrounding the original Black and Scholes inputs and it was determined that the original volatility input of 42%, was too low.

Accordingly, the Company recalculated the value of the Unlisted Options using the Black and Scholes model including a volatility input of 100% which effectively increased the share based payment expense associated with the Unlisted Options. This difference in this valuation pertaining to the FY2016 portion of the Unlisted Option expense was subsequently recorded in the FY2016 financial period effectively restating the original FY2016 presented numbers.

Immuron Limited

Notes to the consolidated financial statements

30 June 2017

(continued)

9     Critical estimates, judgements and errors (continued)

(b)   Previously issued Financial Statements (continued)

Reclassification (continued)

The impact on the Consolidated Statement of Comprehensive Income and Consolidated Statement of Financial Position were accordingly restated, as follows:

	Amounts Reported on ASX 30 June 2016 $	Reassessment of Unlisted Options $	Reclassification $	Amounts reported in these financial statements $

Revenue
Sale of goods	1,155,523	—	(154,446)	1,001,077
Total operating revenue	1,155,523	—	(154,446)	1,001,077

Cost of goods sold	(301,435)	—	—	(301,435)
Gross profit	854,088	—	(154,446)	699,642

Sales and marketing costs	(288,227)	—	154,446	(133,781)
Freight costs	(134,967)	—	—	(134,967)
Total gross profit less direct selling costs	430,894	—	—	430,894

Other income	3,008,778	—	—	3,008,778

Expenses
Consulting, employee and director	(1,630,700)	(1,209,337)	—	(2,840,037)
Corporate administration	(1,320,570)	—	—	(1,320,570)
Depreciation	(3,892)	—	—	(3,892)
Finance fee costs	(341,600)	—	—	(341,600)
Impairment of inventory	(4,176)	—	—	(4,176)
Marketing and promotion	(487,591)	—	—	(487,591)
Research and development	(3,623,961)	—	—	(3,623,961)
Travel and entertainment expenses	(416,849)	—	—	(416,849)
Loss before income tax	(4,389,667)	(1,209,337)	—	(5,599,004)

Income tax expense	—	—	—	—
Loss for the period	(4,389,667)	(1,209,337)	—	(5,599,004)

Other comprehensive income/(loss)for
the period, net of tax	—	—	—	—
Total comprehensive loss for the period	(4,389,667)	(1,209,337)	—	(5,599,004)

Basic/diluted loss per share (cents)	5.7	1.6	—	7.3

Immuron Limited

Notes to the consolidated financial statements

30 June 2017

(continued)

9       Critical estimates, judgements and errors (continued)

(b)     Previously issued Financial Statements (continued)

Reclassification (continued)

	Amounts Reported on ASX 30 June 2016 $	Reassessment of unlisted options $	Reclassification $	Amounts reported in these financial statements $
Equity
Issued capital*	46,505,229	(871,875)	—	45,633,354
Reserves	847,353	1,281,213	—	2,128,566
Accumulated losses	(41,612,019)	(1,209,337)	(1)	(42,821,357)
Total comprehensive loss for the period	5,740,563	(799,999)	(1)	4,940,563

* A re-classification of Escrow Treasury Shares previously recorded as an Asset has resulted in a $800,000 reduction in the Company’s Assets and a corresponding increase in Company’s equity reserves.

There has been some reclassification within the Statement of Cash Flow however, the net effect was not impacted.

The re-classification had no impact on the overall results of the Company’s financial statement or position.

10 Financial risk management

(a) Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables and trade and other payables, borrowing and Convertible note:

	Consolidated entity
	2017 $	2016 $
Cash and cash equivalents	3,994,924	2,290,639
Trade and other receivables	1,768,237	4,387,772
Trade and other payables	(1,326,562)	(1,986,407)
Borrowings	(139,864)	(772,397)
Convertible notes	(226,000)	(1,128,117)

The fair values of cash and cash equivalents, trade and other receivables and trade and other payables approximate their carrying amounts largely due to being liquid assets and payables will be settled within 12 months.

(b) Risk management policy

The Board is responsible for overseeing the establishment and implementation of the risk management system, and reviews and assesses the effectiveness of the Company’s implementation of that system on a regular basis.

The Board and Senior Management identify the general areas of risk and their impact on the activities of the Company, with Management performing a regular review of:

●	the major risks that occur within the business;
●	the degree of risk involved;
●	the current approach to managing the risk; and
●	if appropriate, determine:
●	any inadequacies of the current approach; and
●	possible new approaches that more efficiently and effectively address the risk.

Immuron Limited
Notes to the consolidated financial statements
30 June 2017
(continued)

10 Financial risk management (continued)

(b) Risk management policy (continued)

Management report risks identified to the Board through the monthly Operations Report.

The Company seeks to ensure that its exposure to undue risk which is likely to impact its financial performance, continued growth and survival is minimised in a cost effective manner.

(c) Significant accounting policies

Details of significant accounting policies and methods adopted, including the criteria for recognition, the basis for measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 20 to the financial statements.

The carrying amounts of cash and cash equivalents, trade and other receivables, trade and other payables and financial liabilities represents their fair values determined in accordance with the accounting policies disclosed in Note 20. Interest income on cash and cash equivalents is disclosed in Note 5(a).

(d) Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value.

In order to maintain or achieve an optimal capital structure, the Company may issue new shares or reduce its capital, subject to the provisions of the Company’s constitution. The capital structure of the Company consists of equity attributed to equity holders of the Company, comprising contributed equity, reserves and accumulated losses disclosed in Notes 7(a) and 7(b).

By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Company’s Management the Board monitors the need to raise additional equity from the equity markets.

(i) Financial risk management

The main risks the Company is exposed to through its operations are interest rate risk, foreign exchange risk, credit risk and liquidity risk.

(ii) Interest rate risk

The Company is exposed to interest rate risks via the cash and cash equivalents and borrowings that it holds. Interest rate risk is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates. The objective of managing interest rate risk is to minimise the Company’s exposure to fluctuations in interest rate that might impact its interest revenue and cash flow.

Interest rate risk is considered when placing funds on term deposits. The Company considers the reduced interest rate received by retaining cash and cash equivalents in the Company’s operating account compared to placing funds into a term deposit. This consideration also takes into account the costs associated with breaking a term deposit should early access to cash and cash equivalents be required.

There has been no change to the Company’s exposure to interest rate risk or the manner in which it manages and measures its risk in the year ended 30 June 2017.

(iii) Foreign currency risk

The Company is exposed to foreign currency risk via the trade and other receivables and trade and other payables that it holds. Foreign currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company aims to take a conservative position in relation to foreign currency risk hedging when budgeting for overseas expenditure however, the Company does not have a policy to hedge overseas payments or receivables as they are highly variable in amount and timing, due to the reliance on activities carried out by overseas entities and their billing cycle.

Immuron Limited
Notes to the consolidated financial statements
30 June 2017
(continued)

10 Financial risk management (continued)

(d) Capital risk management (continued)

The following financial assets and liabilities are subject to foreign currency risk:

	Consolidated entity
	2017	2016
	$	$

Cash and cash equivalent (AUD/USD)	2,770,682	40,702
Trade and other receivable (AUD/USD)	126,207	127,110
Trade and other payables (AUD/USD)	502,651	564,104
Trade and other payables (AUD/CHF)	—	10,069
Trade and other payables (AUD/NZD)	—	452,599
Trade and other payables (AUD/ISL)	20,489	46,260

Foreign Currency purchase:

On 25 August 2016 on behalf of Immuron, Grandlodge purchased US$1,500,000 at the cost of AUD$1,968,762. On the same day Immuron paid Grandlodge AUD$1,968,762 to settle this transaction. On 12 September 2016 Grandlodge returned the USD$1,500,000 purchase to Immuron. Grandlodge received no financial gains or benefits from this transaction.

Foreign currency risk is measured by regular review of cash forecasts, monitoring the dollar amount and currencies that payment are anticipated to be paid in. The Company also considers the market fluctuations in relevant currencies to determine the level of exposure. If the level of exposure is considered by Management to be too high, then Management has authority to take steps to reduce the risk.

Steps to reduce risk may include the acquisition of foreign currency ahead of the anticipated due date of an invoice, or may include negotiations with suppliers to make payment in our functional currency, or may include holding receipted foreign currency funds in a foreign currency denominated bank account to make future payments denominated in that same currency. Should Management determine that the Company consider taking out a hedge to reduce the foreign currency risk, they would need to seek Board approval.

The Company conducts some activities outside of Australia which exposes it to transactional currency movements, where the Company is required to pay in a currency other than its functional currency.

There has been no change in the manner the Company manages and measures its risk in the year ended 30 June 2017.

The Company is exposed to fluctuations in the United States dollars and Israeli Shekel. Analysis is conducted on a currency by currency basis using sensitivity variables.

Immuron Limited
Notes to the consolidated financial statements
30 June 2017
(continued)

10 Financial risk management (continued)

(d) Capital risk management (continued)

The Company has conducted a sensitivity analysis of the Company’s exposure to foreign currency risk. The analysis shows that if the Company’s exposure to foreign currency risk was to fluctuate as disclosed below and all other variables had remained constant, then the foreign currency sensitivity impact on the Company’s loss after tax and equity would be as follows:

	Consolidated entity
	2017	2016
	(Higher) /	(Higher) /
	Lower	Lower
	$	$

AUD/US: 2017 + 8.00% (2016: + 8.00%)	35,186	45,128
AUD/US: 2017 - 8.00% (2016: - 8.00%)	(35,186)	(45,128)
AUD/CHF: 2017 + 11.00% (2016: + 11.00%)	—	1,108
AUD/CHF: 2017 - 11.00% (2016: - 11.00%)	—	(1,108)
AUD/NZD: 2017 + 11.00% (2016: + 11.00%)	—	49,786
AUD/NZD: 2017 - 11.00% (2016: - 11.00%)	—	(49,786)
AUD/ISL: 2017 + 11.00% (2016: + 11.00%)	2,254	5,089
AUD/ISL: 2017 - 11.00% (2016: - 11.00%)	(2,254)	(5,089)

(iv) Credit risk

The Company is exposed to credit risk via its cash and cash equivalents and trade and other receivables. Credit risk is the risk that a counter-party will default on its contractual obligations resulting in a financial loss to the Company. To reduce risk exposure for the Company’s cash and cash equivalents, it places them with high credit quality financial institutions.

The Company’s major ongoing customers are the large pharmaceutical companies for the distribution of Travelan and other Hyperimmune products, and Government bodies for the receipt of GST refunds and Research and Development Tax Concession amounts due to the Company from the Australian Tax Office.

The Company has a policy that limits the credit exposure to customers and regularly monitors its credit exposure. The Board believes that the Company does not have significant credit risk at this time in respect of its trade and other receivables. Regarding customers with over 30-day debt balance, management has maintained on-going communication with relevant counter parties in regard of repayment schedule, and concluded that there have been no changes to the initial assessment of credit risk.

The Company has analysed its trade and other receivables below:

	0 - 30 days	31 - 60 days	61 - 90 days	90 + days	Total
Consolidated entity	AUD$	AUD$	AUD$	AUD$	AUD$

2017
Trade and other receivables	173,248	33,731	419	62,727	540,250
R&D tax concession refund	—	—	—	—	1,498,112
Total	173,248	33,731	419	62,727	2,038,362

2016
Trade and other receivables	2,822,116	45,687	—	7,129	5,749,864
R&D tax concession refund	—	—	—	—	1,512,840
Total	2,822,116	45,687	—	7,129	7,262,704

R&D tax concession refund in each period is recovered upon finalization of the Australian Tax Office’s review of the Company’s annual R&D tax concession claim.

(v) Liquidity risk

The Company is exposed to liquidity risk via its trade and other payables and its recurring and projected losses.

Immuron Limited
Notes to the consolidated financial statements
30 June 2017
(continued)

10 Financial risk management (continued)

(d) Capital risk management (continued)

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet the commitments associated with its financial instruments. Responsibility for liquidity risk rests with the Board who manage liquidity risk by monitoring undiscounted cash flow forecasts and actual cash flows provided to them by the Company’s Management at Board meetings to ensure that the Company continues to be able to meet its debts as and when they fall due.

Contracts are not entered into unless the Board believes that there is sufficient cash flow to fund the additional activity. The Board considers when reviewing its undiscounted cash flow forecasts whether the Company needs to raise additional funding from the equity markets.

The Company has analysed its trade and other payables below:

	0 - 30 days	31 - 60 days	61 - 90 days	90 + days	Total
Consolidated entity	AUD$	AUD$	AUD$	AUD$	AUD$

2017
Trade and other payables	1,074,569	102,546	72,052	77,395	1,326,562
Borrowings	—	—	—	—	139,864
Convertible note	—	—	—	—	226,000
Total	1,074,569	102,546	72,052	77,395	1,692,426

2016
Trade and other payables	1,008,089	659,494	299,239	19,585	1,986,407
Borrowings	—	—	—	—	772,397
Convertible note	—	—	—	—	1,128,117
Total	1,008,089	659,494	299,239	19,585	3,886,921

As at 30 June 2017, the Company maintained a cash and cash equivalents balance of AUD$3,994,924. Additionally, the Company also recognised a total of AUD$1,768,237 in receivables, including AUD$1,498,112 related to R&D Tax Concession, which will be received in the near future. On this basis, even though the Company has been in loss making position historically, management is satisfied that the Company is a going concern and are of the opinion that no asset is likely to be realized for an amount lower than the amount at which it is recorded in the Consolidated Statement of Financial Position at 30 June 2017.

11 Interests in other entities

(a) Subsidiaries

The Company’s subsidiaries at 30 June 2017 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business.

	Place of
	business/
	country of	Ownership interest held
Name of entity	incorporation	by the Company
		2017	2016
		%	%

Immuron Inc.	USA	100.0	100.0
Anadis EPS Pty Ltd	Australia	100.0	100.0

Immuron Limited
Notes to the consolidated financial statements
30 June 2017
(continued)

11 Interests in other entities (continued)

(a) Subsidiaries (continued)

These companies are wholly owned subsidiary of Immuron Limited and was formed for the sole purpose to act as trustee for the Immuron Limited Executive Officer Share Plan Trust. All costs associated with the operations of this company are borne by Immuron Limited. Consolidated accounts have not been prepared as the net assets and trading activity of Anadis ESP Pty Ltd are not material.

12 Contingent liabilities and contingent assets

There has been no change in contingent liabilities and assets since the last annual reporting date.

13 Commitments

(a) Non-cancellable operating leases

Consolidated
entity
2017
$

Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Within one year	39,524
Later than one year but not later than five years	19,762
59,286

The property lease is a non-cancellable lease with a 3 year term, with rent payable monthly in advance. The minimum lease payments shall be increased by CPI per annum. An option exists to renew the lease at the end of the 3 year term for an additional term of 3 years. The current lease period expires in December 2018.

The Group has recognised $46,082 and $25,501, of rental expenses in its Statement of Profit or Loss and Other Comprehensive Income for the year 2017 and 2016, respectively, as Corporate Administration Expense.

14 Events occurring after the reporting period

28 July 2017 - The Company issued 399,045 fully paid ordinary shares for repayment of $75,333 Convertible Note Security in accordance with executed funding agreement with a New York based Investment funds provider announced to the ASX on 17 February 2017.

3 Aug 2017 - The Company announced the resignation of Mr Thomas Liquard and the appointment of Dr Jerry Kanellos as the interim CEO. Immuron’s Chief Operating and Scientific Officer Dr Jerry Kanellos assumed the role of Interim-Chief Executive Officer from 1 August 2017. For Dr Kanellos’ increased role at Immuron his total remuneration package has increased to $230,000 per annum. Dr Kanellos’ contract has a 30-day termination notice period.

Other than the events listed above, there have not been any other matters or circumstances in the financial statements or notes thereto, that have arisen since the end of the financial year which significantly affected, or may significantly affect, the operations of Immuron Limited.

15 Related party transactions

(a) Key management personnel compensation

This note details the nature and amount of remuneration for each Director of Immuron Limited, and for the Key Management Personnel.

Immuron Limited
Notes to the consolidated financial statements
30 June 2017
(continued)

15 Related party transactions (continued)

(a) Key management personnel compensation (continued)

The Directors of Immuron Limited during the year ended 30 June 2017 were:

The following persons held office as Directors of Immuron Limited during the financial year:

Dr. Roger Aston, Independent non-executive chairman
Mr. Peter Anastasiou, Executive vice chairman
Mr. Daniel Pollock, Independent non-executive director
Mr. Stephen Anastasiou, Independent non-executive director
Prof. Ravi Savarirayan, Independent non-executive director (appointed 7 April 2017)

The following persons held office as Key Management Personnel of Immuron Limited during the financial year with the following changes subsequent to 30 June 2017:

Dr. Jerry Kenellos, Interim Chief Executive Officer (CEO), (appointed 3 August 2017) and Chief Operating & Scientific Officer (COSO)
Mr. Thomas Liquard, Chief Executive Officer (CEO), (resigned 3 August 2017)

The aggregate compensation made to Directors and Other Key Management Personnel of the Company is set out below:

	Consolidated entity
	2017	Restated 2016
	$	$

Short-term employee benefits	681,666	652,514
Post-employment benefits	25,947	26,004
Share-based payments	353,670	1,606,275
	1,061,283	2,284,793

Detailed remuneration disclosures are provided in the remuneration report on pages 20 to 29.

54

Immuron Limited
Notes to the consolidated financial statements
30 June 2017
(continued)

15 Related party transactions (continued)

(b) Transactions with other related parties

The following transactions occurred with related parties:

Short-term loan from Grandlodge Capital Pty Ltd:	30 June 2017	30 June 2016
Grandlodge Capital Pty Ltd (Grandlodge) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou. Mr David Plush is also an owner of Grandlodge, and its associated entities.

On 1 December 2015, 6 June 2016 and 9 May 2017, Immuron executed a short-term funding agreement with Grandlodge for a principle amount of $1,000,000 (interest rate 13%), $750,000 (interest rate 15%) and $500,000 (interest rate 15%) respectively.

The short-term funding is a cash advance against the anticipated refund Immuron will receive from the Australian Taxation Office under the Research and Development Income Tax Concession Incentive for the Company’s eligible R&D expenditure incurred for financial year of 2016 and 2017.

Loan from December 2016, June 2016 and May 2017, plus applicable fees and interest, was repaid to Grandlodge on 10 February 2016, 2 December 2016 and 23 June 2017, respectively. Interest expense was approximately $57,000 and $31,000 for the years ended 30 June 2017 and 2016, respectively. In addition, the Company incurred approximately $35,000 of loan fees for the year ended 30 June 2016.
Total paid by the Company to Grandlodge Pty Ltd during the year:	$1,329,007	$1,043,863
At year end the Company owed Grandlodge Pty Ltd:	$Nil	$772,397

Premises rental services received from Wattle Laboratories Pty Ltd to Immuron Limited:	30 June 2017	30 June 2016
Wattle Laboratories Pty Ltd (Wattle) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou.

Commencing on 1 January 2016, Immuron executed a Lease Agreement with Wattle whereby Immuron will lease part of their Blackburn office facilities for Immuron’s operations at an arms-length commercial rental rate of $38,940 per annum, payable in monthly instalments. The rental agreement is subject to annual rental increases, and effective 1 January 2017, the annual rent was increased to $39,525.

The lease is for a 3 year term with an additional 3 year option period.

The lease is cancellable by either party upon 6 months written notice of termination of the agreement.
Rental fees paid to Wattle Laboratories Pty Ltd during the year through the issue of equity:	$Nil	$Nil
Total paid by the Company to Wattle Laboratories Pty Ltd during the year:	$35,792	$19,470
At year end the Company owed Wattle Laboratories Pty Ltd:	$Nil	$21,417

55

Immuron Limited
Notes to the consolidated financial statements
30 June 2017
(continued)

15 Related party transactions (continued)

(b) Transactions with other related parties (continued)

Service rendered by Grandlodge Pty Ltd to Immuron Ltd:	30 June 2017	30 June 2016
Grandlodge, and its associated entities, are marketing, warehousing and distribution logistics companies.

Commencing on 1 June 2013, Grandlodge was contracted on commercial market arms-length terms to provide warehousing, distribution and invoicing services for Immuron’s products for $70,000 per annum. These fees will be payable in new fully paid ordinary shares in Immuron Limited at a set price of $0.16 per share representing Immuron Limited’s share price at the commencement of the agreement.

The shares to be issued to Grandlodge, or its associated entities, as compensation in lieu of cash payment for the services rendered under this agreement have been subject to the approval of Immuron shareholders at Company shareholder meetings held over the past 18 months.

Grandlodge will also be reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the agreement, unless both parties agree to an alternative method of payment.

The agreement is cancellable by either party upon providing the other party with 30 days written notice of the termination of the agreement.
Service fees paid to Grandlodge Pty Ltd during the year through the issue of equity:	$Nil	$87,500
Total paid by the Company to Grandlodge Pty Ltd during the year:	$Nil	$87,500
At year end the Company owed Grandlodge Pty Ltd:	$105,000	$35,000

Foreign Currency purchase:
On 25 August 2016 on behalf of Immuron, Grandlodge purchased US$1,500,000 at the cost of AUD$1,968,762. On the same day Immuron paid Grandlodge AUD$1,968,762 to settle this transaction. On 12 September 2016 Grandlodge returned the USD$1,500,000 purchase to Immuron. Grandlodge received no financial gains or benefits from this transaction.

56

Immuron Limited
Notes to the consolidated financial statements
30 June 2017
(continued)

16  Share-based payments

Executives and consultants may be provided with longer-term incentives through the Company’s Employee Share and Option Plan (ESOP), to allow the executives and consultants to participate in, and benefit from, the growth of the Company as a result of their efforts and to assist in motivating and retaining these key employees over the long term.

(a) Options issued under ESOP

The following table illustrates the number and weighted average exercise price of and movement in share options issued under the scheme during the year:

Consolidated entity	2017		2016
	Weighted Average exercise price per share option	Number of options	Weighted Average exercise price per share option	Number of options

As at 1 July	1.56	1,062,500	0.44	1,856,150
Granted during the year	0.50	1,250,000	—	—
Exercised during the year	—	—	0.28	(150,000)
Lapse of unexercised options	0.50	(1,000,000)	0.28	(643,650)
As at 30 June	0.55	1,312,500	0.56	1,062,500
Vested and exercisable at 30 June	0.55	1,312,500	1.56	62,500

The options outstanding at 30 June 2017 have a weighted average remaining contractual life of 1.39 years (2016:

0.79 years) and exercise prices ranging from $0.50 to $1.56 (2016: from $0.50 to $1.556).

(b) Options issued to directors

The following table illustrates the number and weighted average exercise price of and movement in share options issued to directors during the year:

Consolidated entity	2017		2016
	Weighted Average exercise price per share option	Number of options	Weighted Average exercise price per share option	Number of options

As at 1 July	0.46	7,000,000	0.46	1,000,000
Granted during the year	—	—	0.50	6,000,000
Lapse of unexercised options	0.46	(1,000,000)	—	—
As at 30 June	0.50	6,000,000	0.49	7,000,000
Vested and exercisable at 30 June	0.50	5,000,000	0.46	1,000,000

The options outstanding at 30 June 2017 have a weighted average remaining contractual life of 2.41 years (2016:
2.94 years) and exercise price of $0.50 (2016: $0.50).

On 22 June 2017, the Company issued Professor Ravi Savarirayan, a Non-Executive Director of Immuron Limited, 1,000,000 unlisted options exercisable at $0.50 on or before 27 Nov 2019. These options are currently held in escrow and cannot be exercised until shareholder approval is granted.

57

Immuron Limited
Notes to the consolidated financial statements
30 June 2017
(continued)

16  Share-based payments (continued)

(c) Other options/warrants issued

The following table illustrates the number and weighted average exercise price of and movement in share options issued to other parties during the year:

Consolidated entity	2017		2016
	Average exercise price per share option	Number of options	Average exercise price per share option	Number of options

As at 1 July	0.56	1,875,129	0.40	4,332,526
Granted during the year	0.43	54,752,894	0.55	1,425,532
Exercised during the year	—	—	0.38	(910,166)
Lapse of unexercised options	0.46	(250,000)	0.38	(2,972,763)
As at 30 June	0.44	56,378,023	0.56	1,875,129
Vested and exercisable at 30 June	0.44	56,378,023	0.56	1,875,129

The options outstanding at 30 June 2017 have a weighted average remaining contractual life of 3.57 years (2016:
2.85 years) and exercise prices ranging from $0.30 to $1.94 (2016:from $0.30 to $1.944).

(d) Vesting terms of options

The following summarises information about options held by employees, directors and third parties as at 30 June 2017:

Grant date	Number of options	Vesting conditions	Expiry date	Exercise price $

29-Jun-12	14,493	Nil	30-Nov-21	1.944
29-Jun-12	29,668	Nil	17-Jan-22	1.876
		25% per
15-Nov-12	62,500	annum	1-Nov-17	1.556
3-Mar-14	15,380	Nil	28-Feb-19	1.892
29-May-14	140,056	Nil	28-May-19	0.300
27-Nov-15	6,000,000	See below	27-Nov-19	0.500
18-Feb-16	1,000,000	Nil	24-Feb-19	0.570
31-May-16	425,532	Nil	27-Nov-19	0.500
7-Jul-16	25,289,894	Nil	30-Nov-19	0.550
9-Dec-16	200,000	Nil	27-Nov-19	0.500
9-Jun-17	24,400,000	Nil	13-Jun-22	0.326
13-Jun-17	3,660,000	Nil	13-Jun-22	0.326
22-Jun-17	1,050,000	Nil	1-Oct-18	0.500

58

Immuron Limited
Notes to the consolidated financial statements
30 June 2017
(continued)

16	Share-based payments (continued)

(d)	Vesting terms of options (continued)

In addition, the Company accrued and issued the below equity that is not presented in the above table:

●	On 9 June 2017, the Company accrued 1,403,000 Options to be issued to cover equivalent of 35,075 warrants with NASDAQ.

●	On 22 June 2017, the Company issued Professor Ravi Savarirayan, a Non-Executive Director of Immuron Limited, 1,000,000 unlisted options exercisable at $0.50 on or before 27 Nov 2019. These options are currently held in escrow and cannot be exercised until shareholder approval is granted.

(i)	November 2012 options

The options with an issue date of 15 November 2012, entitle the holder to purchase one ordinary share in Immuron Limited at an exercise price of $1.556*. There are no performance conditions attached to the options as the options vest accordingly to the following anniversary dates:

●	25% of the total quantum of these options issued vested immediately upon issue

●	25% of the total quantum of these options issued vest on 1 July 2013

●	25% of the total quantum of these options issued vest on 1 July 2014

●	25% of the total quantum of these options issued vest on 1 July 2015

(ii)	December 2013 Options

The options with an issue date of 4 December 2013, entitle the holder to purchase one ordinary share in Immuron Limited at an exercise price of AUD$0.456*. There are no performance conditions attached to the options. The options were deemed to have been fully vested on their date on issue.

(iii)	November 2015 options

The options with an issue date of 27 November 2015, entitle the holder to purchase one ordinary share in Immuron Limited at an exercise price of $0.500. Options vest based on month of continuous services completed as per the following:

●	5,000,000 Options which vested on 6 August 2016 - subject to completion of 12 months’ continuous services as a Director of the Company

●	1,000,000 Options which vested on 6 August 2017 - subject to completion of 24 months’ continuous services as a Director of the Company

(iv)	February 2016 options

The options with an issue date of 18 February 2016, entitle the holder to purchase one ordinary share in Immuron Limited at an exercise price of $0.570. There are no performance conditions attached to the options. The options were deemed to have been fully vested on their date on issue.

(v)	May 2016 options

The options with an issue date of 31 May 2016, entitle the holder to purchase one ordinary share in Immuron Limited at an exercise price of $0.500. There are no performance conditions attached to the options. The options were deemed to have been fully vested on their date on issue.

(vi)	December 2016 options

Pursuant to an agreement entered between the Company and a consultant on 1 April 2015, the Company granted 1,000,000 options, which became vested and issued on 9 December 2016, and entitled the holder to purchase one ordinary share in Immuron Limited at an exercise price of AUD$0.500. These options were vested and issued following the successful completion of related milestone pertaining to a minimum recruitment of 100 patients into the Company’s NASH Phase IIb clinical trial.

Immuron Limited
Notes to the consolidated financial statements
30 June 2017
(continued)

16	Share-based payments (continued)

(d)	Vesting terms of options (continued)

(vii)	June 2017 options

The options with various issue dates in June 2017, entitle the holder to purchase one ordinary share in Immuron Limited at an exercise price ranging from $0.326 to $0.500. There are no performance conditions attached to the options. The options were deemed to have been fully vested on their date on issue.

*The above values has been adjusted for 40:1 share consolidation which was completed on 20 November 2014.

(e) Deemed valuation of options

The fair value of the options granted by the Company under the Company’s Executive Share and Option Plan (ESOP) is estimated as at the grant date using Black-Scholes model taking into account the terms and conditions upon which the options were granted.

(i) November 2012 options

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Vesting date	As per above
Dividend yield	—
Expected volatility	70%
Risk-free interest rate	3.25%
Expected life of option (years)	5.00
Option exercise price	$0.04
Weighted average share price at grant date	$0.017
Value per option	$0.280 *

*The above values have been adjusted for 40:1 share consolidation which was completed on 20 November 2014.

(ii)	December 2013 options

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Vesting date	N/A
Dividend yield	—
Expected volatility	62%
Risk-free interest rate	3.03%
Expected life of option (years)	3.00
Option exercise price	$0.01
Weighted average share price at grant date	$0.01
Value per option	$0.1016 *

*The above values have been adjusted for 40:1 share consolidation which was completed on 20 November 2014.

(iii) November 2015 options (Restated)

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Vesting date	As per above
Dividend yield	—
Expected volatility	100%
Risk-free interest rate	2.11%
Expected life of option (years)	4.00
Option exercise price	$0.500
Weighted average share price at grant date	$0.465
Value per option	$0.3186

Immuron Limited
Notes to the consolidated financial statements
30 June 2017
(continued)

16	Share-based payments (continued)

(e)	Deemed valuation of options (continued)

(iv) February 2016 options

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Vesting date	N/A
Dividend yield	—
Expected volatility	97%
Risk-free interest rate	1.73%
Expected life of option (years)	3.00
Option exercise price	$0.570
Weighted average share price at grant date	$0.360
Value per option	$0.1856

(v) May 2016 options

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Vesting date	N/A
Dividend yield	—
Expected volatility	84%
Risk-free interest rate	2.11%
Expected life of option (years)	4.00
Option exercise price	$0.500
Weighted average share price at grant date	$0.410
Value per option	$0.235

(vi) December 2016 options

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Vesting date	N/A
Dividend yield	—
Expected volatility	100%
Risk-free interest rate	1.61%
Expected life of option (years)	3.17
Option exercise price	$0.500
Weighted average share price at grant date	$0.285
Value per option	$0.1431

(vii) June 2017 options

The following table lists the inputs to the model used to determine the weighted average value of the options expensed during the year:

Vesting date	n/a
Dividend yield	—
Expected volatility	100%
Risk-free interest rate	1.69%
Expected life of option (years)	1.33
Option exercise price	$0.500
Weighted average share price at grant date	$0.315
Value per option	$0.0937

At 30 June 2016 the Australian Securities Exchange (ASX) market share price for Immuron was $0.250.

At 30 June 2017 the Australian Securities Exchange (ASX) market share price for Immuron was $0.270.

Immuron Limited
Notes to the consolidated financial statements
30 June 2017
(continued)

16	Share-based payments (continued)

(e)	Deemed valuation of options (continued)

The expected life of the option is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

17	Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the Parent entity, its related practices and non-related audit firms:

(a)	Auditor firm

(i)	Audit and other assurance services

	Consolidated entity
	2017	2016
	$	$
Audit and other assurance services
Audit and review of financial statements - William Buck	41,600	36,100
Audit and review of financial statements - Marcum	91,175	—
Other assurance services
NASDAQ Listing services - Marcum	470,503	—
Total remuneration for audit and other assurance services	603,278	36,100

During the year, the Company had engaged its US auditor Marcum LLP to assist with filing of the F-1 application form for listing on the NASDAQ exchange in the USA. Total fees charged for these services were AUD $470,503 (2016: $Nil). The directors are satisfied that the provision of these services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of the audit services provided means that auditor independence was not compromised.

18	Loss per share

(a)	Basic/diluted loss per share

	Consolidated entity
		Restated
	2017	2016
	Cents	Cents
From continuing operations attributable to the ordinary equity holders of the company	(6.4)	(7.3)

(b)	Reconciliation of earnings used in calculating loss per share

	Consolidated entity
		Restated
	2017	2016
	$	$
Loss attributable to the ordinary equity holders of the Company used in calculating basic/diluted loss per share:	(6,804,154)	(5,599,004)

Immuron Limited
Notes to the consolidated financial statements
30 June 2017
(continued)

18	Loss per share (continued)

(c)	Weighted average number of shares used as the denominator

	Consolidated entity
	2017	2016
	Number	Number*

Weighted average number of ordinary shares used as the denominator in calculating basic/diluted loss per share	105,866,110	76,435,993

* This amount includes 182,169 of weighted average ordinary shares in relation to the $4,511,378 received in capital raising that was not issued as of 30 June 2016.

The Company is currently in a loss making position any thus the impact of any potential shares is concluded as anti-dilutive which includes the company’s options and Convertible Note payable and warrants. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

19	Parent entity financial information

(a)	Summary financial information

The individual financial statements for the Parent entity show the following aggregate amounts:

	2017	2016
	$	$
Balance sheet
Current assets	8,211,562	8,799,844
Non-current assets	1,659,635	891,794
Total assets	9,871,197	9,691,638
Current liabilities	1,707,924	3,886,922

Shareholders’ equity
Issued capital	53,632,996	45,633,353
Retained earnings	(47,903,858)	(41,960,938)
	5,729,138	3,672,415
Profit or loss for the period	(6,039,941)	(4,885,381)

(b)	Contingent liabilities of the parent entity

The Parent entity did not have any contingent liabilities as at 30 June 2017 or 30 June 2016. For information about guarantees given by the Parent entity, please see above.

(c)	Determining the parent entity financial information

The financial information for the Parent entity has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries, associates and joint venture entities

Investments in subsidiaries, associates and joint venture entities are accounted for at cost in the financial statements of Immuron Limited.

Immuron Limited
Notes to the consolidated financial statements
30 June 2017
(continued)

19	Parent entity financial information (continued)

(c)	Determining the parent entity financial information (continued)

(ii)	Tax consolidation legislation

Immuron Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation.

The head entity, Immuron Limited, and the controlled entities in the tax consolidated Company account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated Company continues to be a stand-alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Immuron Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated Company.

20	Summary of significant accounting policies

(a)	Corporate Information

The consolidated financial statements Immuron Limited (‘the Company’) and the entities it controlled for the year ended 30 June 2017 was authorised for issue in accordance with a resolution of the Directors on Thursday, 28 September 2017.

Immuron Limited is a listed public company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and NASDAQ.

The principal activity of the Company is a product development driven biopharmaceutical Company focused on the research and development of polyclonal antibodies for the treatment and prevention of major diseases.

(b)	Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of Australian Accounting Standards (“AAS’s”), required for a for-profit entity.

The financial report has been prepared on an accruals basis and is based primarily on historical costs. The financial report is presented in Australian dollars, which is the Company’s functional and presentation currency. All values are rounded to the nearest dollar unless otherwise stated.

Management is required to make judgements, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgements. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

(i)	Compliance with IFRS

The consolidated financial statements of Immuron Limited also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Immuron Limited
Notes to the consolidated financial statements
30 June 2017
(continued)

20	Summary of significant accounting policies (continued)

(b)	Basis of preparation (continued)

(ii)	New and amended standards adopted by the Company

All accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended 30 June 2016. The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretation issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective and have not been adopted by the Company for the annual reporting period ending 30 June 2017 are outlined in the table below.

Standard	Mandatory date for annual reporting periods (beginning on or after)	Reporting period standard adopted by the company
AASB 2016-1 Amendments to Australian Accounting Standards - Recognition of Deferred Tax Assets for Unrealised Losses	1 January 2017	1 July 2017
AASB 2016-2 Amendments to Australian Accounting Standards - Disclosure Initiative: Amendments to AASB 107	1 January 2017	1 July 2017
AASB 2017-2 Amendments to Australian Accounting Standards - Further Annual Improvements 2014-2016 Cycle	1 January 2017	1 July 2017
AASB 9 Financial Instruments and related standards	1 January 2018	1 July 2018
AASB 15 Revenue from Contracts with Customers and AASB 2014-5 Amendments to Australian. Accounting Standards arising from AASB 15	1 January 2018	1 July 2018
AASB 2016-3 Amendments to Australian Accounting Standards - Clarifications to AASB 15	1 January 2018	1 July 2018
AASB 2016-5 Amendments to Australian Accounting Standards - Classification and Measurement of Share-based Payment Transactions	1 January 2018	1 July 2018
IFRIC 23 Uncertainty over Income Tax Treatments	1 January 2019	1 July 2019
AASB 16 - Leases	1 January 2019	1 July 2019

Management are currently assessing the impact of these new standards on the Company and have commenced an analysis on the impact of AASB 15 - Revenue from Contracts with Customers. At the date of writing whilst management does not expect this standard to have a material effect on the position of the Company, the potential impacts of this change are still being fully assessed.

(c)	Accounting policies

The following is a summary of the material accounting policies adopted by the Company in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) referred to as ‘the Group’ in the financial statements. Control is achieved where the consolidated entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases.

Immuron Limited
Notes to the consolidated financial statements
30 June 2017

(continued)

20	Summary of significant accounting policies (continued)

(c)	Accounting policies (continued)

Basis of consolidation (continued)

A list of controlled entities is contained in Note 11 to the financial statements. All controlled entities have a 30 June financial year-end.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with those policies applied by the parent entity. Subsidiaries are accounted for at cost in the parent entity.

The results of subsidiaries acquired or disposed of during the year are included in profit or loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Segment reporting

The Company determines and presents operating segments using the ‘management approach’ where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM are responsible for the allocation of resources to operating segments and assessing their performance and provide the strategic direction and management oversight of the day to day activities of the entity in terms of monitoring results, providing approval for research and development expenditure decisions and challenging and approving strategic planning for the business.

Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The financial statements are presented in Australian dollars, which is the Company’s functional and presentation currency.

(ii)	Transactions and balances

Transactions in foreign currencies are translated into the functional currency using the rates of exchange ruling at the date of each transaction. At reporting date, amounts outstanding in foreign currencies are translated into the functional currency using the rate of exchange ruling at the end of the financial year. Refer to Note 3 for the foreign currency gains and losses recognized during the periods.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss and other comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss and other comprehensive income on a net basis within Corporate Administration Costs.

Immuron Inc., a subsidiary of the Group, has USD as its functional currency. Accordingly, this entity’s statement of comprehensive income and statement of financial position balances have been translated to the Group’s presentation currency (which is AUD$) at the reporting date. A gain arising from this translation of AUD$40,017 (2016: AUD$8,846) are recognized as Other Comprehensive Income for the year.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.

The Company recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Company’s activities as described in note 2. The amount of the revenue is not considered to be reliably measured until all contingencies relating to the sale have been resolved.

Immuron Limited
Notes to the consolidated financial statements
30 June 2017

(continued)

20	Summary of significant accounting policies (continued)

(c)	Accounting policies (continued) Revenue recognition (continued)

The following specific revenue criteria must be met before revenue is recognized:

(i)	Sale of Goods and services

Significant risks and rewards of ownership of goods has passed to the buyer and an invoice for the goods or services is issued;

(ii)	Interest income

Interest income is recognized using the effective interest rate method;

(iii)	R & D Tax Refund

Income is recognized in the year the research and development expenses were incurred.

The Company has worked with experienced advisors to improve its internal process on advanced findings of the R&D activities, which includes determining and evaluating the eligibility of R&D related expenditure to support its submission of the R&D Tax Refund claim.

Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions.

Government grants relating to costs to be incurred are deferred or accrued such that they are recognized in the statement of profit or loss and other comprehensive income over the period necessary to match them with the costs that they are intended to compensate.

Income tax

The income tax expense or revenue for the period is the tax payable or tax rebate receivable on the current period’s taxable income adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax base of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred income tax is provided in full, using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of reporting period and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognized directly in equity are also recognized directly in equity.

Immuron Limited
Notes to the consolidated financial statements
30 June 2017

(continued)

20	Summary of significant accounting policies (continued)

(c)	Accounting policies (continued)

Impairment of non-financial assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

Cash and cash equivalents

For presentation purposes, cash and cash equivalents includes cash on hand.

Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment. Trade receivables are due for settlement no more than 30 days from the date of recognition.

Collectability of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payment (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognized in the statement of profit or loss and other comprehensive income.

Inventories

(i)	Raw materials, work in progress and finished goods

Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value. Where appropriate, cost comprises direct materials, direct labor and an appropriate proportion of variable and fixed overheads expenditure, the latter being allocated on the basis of normal operating capacity. The Company classifies inventory as a current asset as all amounts are held for the purpose of trading.

Costs are assigned to individual items of inventory on basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Plant and equipment

Plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Repairs and maintenance are charged to the statement of profit or loss and other comprehensive income during the financial period in which they are incurred.

Depreciation on assets is calculated using the straight line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

Plant & Equipment (3-15 years)

Computer Equipment (2-4 years)

Furniture & Fittings (3-15 years)

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, annually.

Immuron Limited
Notes to the consolidated financial statements
30 June 2017

(continued)

20	Summary of significant accounting policies (continued)

(c)	Accounting policies (continued) Plant and equipment (continued)

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the statement of profit or loss and other comprehensive income.

Intangible assets

(i)	Research and development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognized in the statement of profit or loss and other comprehensive income as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalized if it is probable that the product or service is technically and commercially feasible, will generate probable economic benefits and adequate resources are available to complete development and cost can be measured reliably. Other development expenditure is recognized in the statement of profit or loss and other comprehensive income as an expense as incurred.

Trade and other payables

These amounts represent liabilities for goods and services provided to the entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Employee benefits

(i)	Short-term obligations

Liabilities for wages and salaries, annual leave and long service leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.

(ii)	Other long-term employee benefit obligations

The liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. The obligations are presented as current liabilities in the Statement of financial position if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(iii)	Retirement benefit obligations

Contributions to the defined contribution superannuation funds are recognized as an expense as they become payable. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Immuron Limited
Notes to the consolidated financial statements
30 June 2017

(continued)

20	Summary of significant accounting policies (continued)

(c)	Accounting policies (continued)

Employee benefits (continued)

(iv)	Share-based payments

Share-based compensation benefits may be provided through the issue of fully paid ordinary shares under the Immuron Employee Share and Option Plan. Options are also granted to employees and consultants in accordance with the terms of their respective employment and consultancy agreements. Any options granted are made in accordance with the terms of the Company’s Employee Share and Option Plan (ESOP).

The fair value of options granted under employment and consultancy agreements are recognized as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each reporting date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognized each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognized in the statement of profit or loss and other comprehensive in come with a corresponding adjustment to equity.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to contributed equity.

(v)	Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits.

The Company recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Benefits falling due more than 12 months after reporting date are discounted to present value.

Borrowings

Generally, loans and borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs and any discount or premium on settlement.

The component of the convertible notes that exhibits characteristics of a liability is recognised as a liability in the statement of financial position, net of transaction costs.

Convertible notes are initially classified as a financial liability on the amortised cost basis until extinguished on conversion or redemption. Any increase in the liability die to the passage of time is recognised as a finance cost. The corresponding interest on convertible notes is expensed to the statement of profit or loss and other comprehensive income.

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Immuron Limited
Notes to the consolidated financial statements
30 June 2017

 (continued)

20	Summary of significant accounting policies (continued)

(c)	Accounting policies (continued)

Earnings per share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the full year, adjusted for bonus elements in ordinary shares issued during the full year.

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST recoverable or payable. The net amount of GST recoverable from, or payable to, the taxation authorities is included with other receivable or payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flow arising from investing or financing activities which are recoverable for, or payable to, the taxation authorities are presented as operating cash flow.

Leases

Leases in which a significant portion of the risk and reward of ownership are not transferred to the Company as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of profit or loss and other comprehensive income on a straight-line basis over the period of the lease.

Immuron Limited
Directors’ declaration
30 June 2017

In the Directors’ opinion:

(a)	the financial statements and notes set out on pages 31 to 71 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2017 and of its performance for the year ended on that date, and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable, and

(c)	at the date of this declaration, there are reasonable grounds to believe that the members of the extended closed group will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee.

Note 20(b) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of Directors.

/s/ Dr. Roger Aston

Dr. Roger Aston

Director
Melbourne

28 September 2017

Immuron Limited
Independent auditor’s report to members

Report on the Audit of the Financial Report

Opinion

We have audited the financial report of lmmuron Limited. (the Company and its subsidiaries (the Group)), which comprises the consolidated statement of financial position as at 30 June 2017, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies and other explanatory information, and the directors’ declaration.

In our opinion, the accompanying financial report of the Group, is in accordance with the Corporations Act 2001, including:
(i) giving a true and fair view of the Group’s financial position as at 30 June 2017 and of its financial performance for the year then ended; and
(ii) complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for Opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.
CHARTERED ACCOUNTANTS & ADVISORS Level 20, 181 William Street Melbourne VIC 3000 Telephone: +61 3 9824 8555 williambuck.com
We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor’s report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

William Buck is an association of independent firms, each trading under the name of William Buck across Australia and New Zealand with affiliated offices worldwide.Liability limited by a scheme approved under Professional Standards Legislation other than for acts or omissions of financial services licensees.

SHARE BASED PAYMENTS
Area of focus Refer also to notes 7b, 9, 15, 16, 20 and the Remuneration Report	How our audit addressed it

The Company entered into new share-based payment arrangements of $136,784 in the 2017 financial year. The Company also modified assumptions used in valuing share based payments issued in 2015, during the current financial year, resulting in a restatement to the Statement of Profit or Loss and Other Comprehensive Income.

In particular the following was noted;

—   The issue of unlisted options to senior management at various points in the financial year for an exercise·price of 50 cents per share; and

—   The modification of the expense recognised in the prior year with respect to the volatility assumption used in calculating options issued to the Directors on 27 November 2015.

These arrangements required significant judgments and estimations by management, including the following:

—   The evaluation of the grant date of each arrangement, and the evaluation of the fair value of the underlying share price of the company as at that grant date;

—   The evaluation of the vesting charge taken to the profit or loss in-respect of the accrual of service and performance conditions attached to the share-based payment arrangements;

—   The evaluation of key inputs into the Black-Scholes option pricing model, including the significant judgment of the forecast volatility of the share option over its exercise period.

—   Where an input has been modified from the prior year under AASB 2 - Share Based Payments, the expense recognised is required to be re-stated in the prior year by disclosure of an error under AASB 108-. Accounting Policies, Changes in Accounting. Estimates and Errors, as the share based payment charge cannot be modified post grant date under AASB ·2.

The results of these share-based payment arrangements materially affect the disclosures in the financial report.

Our audit procedures included:

—   Evaluating the fair values of share-based . payment arrangements entered into during the 2017 financial year by agreeing assumptions to supporting evidence. In determining the grant dates, we evaluated what were the most appropriate dates based on the terms and conditions of the share-based payment arrangements.

—   For the specific application of the Black Scholes model for the unlisted options granted in the current year, we retested the assumptions used in the model and recalculated those fair values. For significant areas of judgment we consulted with our Corporate Advisory division who considered that the forecast volatility applied in the model to be appropriate and within industry norms.

—   In respect of the change in the volatility assumption for the options issued to Directors on 27 November 2015 we consulted with our corporate advisory division to assess whether the changes to the volatility percentage was appropriate.

We also reconciled the vesting of these share-based payment arrangements to disclosures made in both the key management personnel compensation note and the disclosures in the Remuneration Report.

VALUATION OF INVENTORY
Area of focus Refer also to notes 6a and 20	How our audit addressed it

The group inventory of $2,336,127 is significant to the financial statements and has increased by $280,060 from the prior year.

Inventory is required to be carried at the lower of its cost and net realisable value and determination on a first in first out basis.

The valuation of inventory involves judgement by management given the inventory are medical products that must meet a standard of quality.

Our audit procedures included:

—   A review of subsequent product sales to ensure the medical products are valued at the lower of cost and net realisable value, the aging of products and ensured costs assigned to the products were reasonable.

—   We evaluated management’s judgement and assumptions used in determining the inventory provision, with full sight for the quality requirements of the products.

We have also assessed the adequacy of disclosures of inventory in the Notes to the financial statements

Other Information

The directors are responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended 30 June 2017, but does not include the financial report and the auditor’s report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the Financial Report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Financial Report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

As part of an audit in accordance with the Australian Auditing Standards, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

—	Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

—	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

—	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

—	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial report or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

—	Evaluate the overall presentation, structure and content of the financial report, including the disclosures, and whether the financial report represents the underlying transactions and events in a manner that achieves fair presentation.

—	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial report. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial report of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on the Remuneration Report

Opinion on the Remuneration Report

We have audited the Remuneration Report included in the directors’ report for the year ended 30 June 2017.

In our opinion, the Remuneration Report of lmmuron Limited., for the year ended 30 June 2017, complies with section 300A of the Corporations Act 2001.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

/s/ William Buck

William Buck Audit (Vic) Pty Ltd

ABN: 59 116 151 136

/s/ J. C. Luckins

J. C. Luckins

Director

Melbourne, 28 September 2017

Immuron Limited
Shareholder information
30 June 2017

The Shareholder information set out below was applicable as at 27 September 2017.

A.	Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

	Class of equity security Ordinary shares
Holding	No. of Holders	Total Units

1 -1000	229	58,974
1,001 - 5,000	430	1,317,819
5,001 - 10,000	238	1,892,545
10,001 - 100,000	517	18,901,909
100,001 and over	168	108,269,215
	1,582	130,440,462

Unmarketable parcel	432	463,980

B.	Equity security holders

Twenty largest quoted equity security holders

Name	Ordinary shares
	Number held	%

HSBC CUSTODY NOM AUST LTD*	17,999,746	13.80
GRANDLODGE PL*	9,360,484	7.18
AUTHENTICS AUST PL	8,624,999	6.61
RETZOS EXECUTIVE PL	3,665,104	2.81
ANASTASIOU PETER + K P*	2,907,236	2.23
INVERAREY PL	2,731,632	2.09
FIFTY-FIFTH LEPRECHAUN PL*	2,645,983	2.03
INSYNC INV PL	2,500,000	1.92
SBI INV PR LLC	2,000,000	1.53
ADVANCE PUBLICITY PL*	2,000,000	1.53
REED DALE ANTHONY	1,700,000	1.30
BIDDICK KENNETH + C	1,624,999	1.25
HAMBLETON STREET PL	1,425,000	1.09
ADVANCE CLINICAL SYSTEMS	1,421,874	1.09
PLUSH DAVID A + A L*	1,334,075	1.02
G & N LORD SUPER PL*	1,331,744	1.02
CITICORP NOM PL	1,127,081	0.86
TJS INV AUST PL	1,000,000	0.77
WESTPARK OPERATIONS PL*	1,000,000	0.77
BIRD WILLIAM DAVID FRANK	906,000	0.69
Total	67,305,957	51.59

Total balance of remaining holders	63,134,505	48.41
Total on issue	130,440,462	100.00

* Denotes merged holders.

Immuron Limited
Shareholder information
30 June 2017

(continued)

B.	Equity security holders (continued)

Quoted equity securities

	No. of Holders	Total Units

IMCOB listed options exercisable at $0.55 on or before 30 November 2019	362	25,289,894

Unquoted equity securities

	No. of Holders	Total Units

IMCSO2 unlisted options exercisable at $1.556 on or before 1 November 2016	1	62,500
IMCAC unlisted options exercisable at $0.500 on or before 1 October 2018	2	1,050,000
IMCAI unlisted options exercisable at $0.570 on or before 24 February 2019	1	1,000,000
IMCAI unlisted options exercisable at $1.892 on or before 28 February 2019	1	15,380
IMCAI unlisted options exercisable at $0.300 on or before 28 May 2019	1	140,056
IMCAI unlisted options exercisable at $0.500 on or before 27 November 2019	6	7,625,532
IMCRM1 unlisted options exercisable at $1.944 on or before 30 November 2021	1	14,493
IMCRM2 unlisted options exercisable at $1.876 on or before 17 January 2022	1	29,668
IMCAI unlisted options exercisable at USD$10 for every 40 options on or before 13 June 2022*	1	28,060,000

*Unlisted options held by HSBC Custody Nomination Australia Limited.

C.	Substantial holders

The name of substantial shareholders the Company is aware of from the register, or who have notified the Company in accordance with Section 671B of the Corporations Act are:

	Number held	Percentage

HSBC CUSTODY NOM AUST LTD	17,999,746	13.80%
GRANDLODGE PL	15,327,446	11.75%
AUTHENTICS AUST PL	8,624,999	6.61%
	41,952,191	32.16%

D.	Shareholder enquiries

Shareholders with enquiries about their shareholdings should contact the Share Register:

Security Transfer Registrars

PO Box 535, Applecross, WA 6953, Australia

Telephone: +61 (0)8 9315 2333

Facsimilie: +61 (0)893152233

E.	Change of address, change of name, consolidation of shareholdings

Shareholders should contact the Share Registry to obtain details of the procedure required for any of these changes.

F.	Removal from the Annual Report mailing list

Shareholders who wish to receive the Annual Report should advise the Share Registry in writing. These shareholders will continue to receive all other shareholder information.

G.	Tax File numbers

It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

Immuron Limited
Shareholder information
30 June 2017

(continued)

H.	CHESS (Clearing House Electronic Sub-Register System)

Shareholders wishing to move to uncertified holdings under the Australian Stock Exchange (CHESS) system should contact their stockbroker.

I.	Uncertified share register

Shareholding statement are issued at the end of each month that there is a transaction that alters the balance of your holding.